Exhibit 99.5

Execution Version

AMENDING AGREEMENT

THIS AMENDING AGREEMENT (this “Amendment”) is made as of November 10, 2025, between ANGLO AMERICAN PLC, a public limited company incorporated under the laws of England and Wales (“Adam”) and TECK RESOURCES LIMITED, a corporation existing under the laws of Canada (“Thor”).

WHEREAS Adam and Thor (collectively, the “Parties” and each a Party”) have entered into an arrangement agreement dated September 9, 2025 (the “Arrangement Agreement”);

AND WHEREAS Section 8.4 of the Arrangement Agreement provides, among other things, that the Arrangement Agreement may be amended by mutual written agreement of the Parties;

AND WHEREAS the Parties wish to amend the Plan of Arrangement attached to the Arrangement Agreement in order to reflect mechanical clarifications and further details primarily related to the terms of the Exchangeable Consideration Shares;

AND WHEREAS all provisions of the Arrangement Agreement, including the commercial and legal terms, shall otherwise remain in full force and effect, unamended;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Section 1	Definitions.

Capitalized terms used but not defined in this Amendment shall have the meanings specified in the Arrangement Agreement.

Section 2	Amendments to the Arrangement Agreement.

Schedule A [Form of Plan of Arrangement] to the Arrangement Agreement is hereby deleted and replaced in its entirety with Schedule A attached hereto.

Section 3	Reference to and Effect on the Arrangement Agreement.

On and after the date of this Amendment, any reference to “this Agreement” in the Arrangement Agreement and any reference to the Arrangement Agreement in any other agreements, exhibits or schedules thereto will mean the Arrangement Agreement as amended by this Amendment. Except as specifically amended by this Amendment, there are no other amendments and all other provisions of the Arrangement Agreement remain in full force and effect.

Section 4	General Provisions.

Article 9 [General Provisions] of the Arrangement Agreement, as applicable, are deemed to be provisions of this Amendment, mutatis mutandis.

[Remainder of page intentionally left blank]

1

IN WITNESS WHEREOF the Parties have duly executed this Amendment.

ANGLO AMERICAN PLC

By:	(Signed) “John Heasley”
	Name:	John Heasley
	Title:	Chief Financial Officer

TECK RESOURCES LIMITED

By:	(Signed) “Jonathan Price”
	Name:	Jonathan Price
	Title:	President & Chief Executive Officer

Schedule A

Form of Plan of Arrangement

See attached.

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Defined Terms.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Adam” means Anglo American plc, a public limited company incorporated under the laws of England and Wales;

(b)	“Adam Closing Shares” means, collectively, the Adam Consideration Shares and the HoldCo Adam Shares;

(c)	“Adam Consideration Shares” has the meaning ascribed thereto in the definition of “Consideration”;

(d)	“Adam Shares” means ordinary shares of $0.62385531135531 each in the capital of Adam;

(e)	“Adjusted Thor DSUs” has the meaning ascribed thereto in Section 2.4(k)(i);

(f)	“Adjusted Thor PDSUs” has the meaning ascribed thereto in Section 2.4(h)(i);

(g)	“Adjusted Thor PSUs” has the meaning ascribed thereto in Section 2.4(i)(i);

(h)	“Adjusted Thor RSUs” has the meaning ascribed thereto in Section 2.4(j)(i);

(i)	“Arrangement” means the arrangement of Thor under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Thor and Adam, each acting reasonably);

(j)	“Arrangement Agreement” means the arrangement agreement dated as of September 9, 2025 between Thor and Adam, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(k)	“Arrangement Resolution” means the special resolution of the Thor Shareholders approving the Arrangement which was considered at the Thor Meeting;

(l)	“Articles of Arrangement” means the articles of arrangement of Thor in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall be in form and content satisfactory to Thor and Adam, each acting reasonably;

(m)	“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, allowance, exemption, waiver, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity;

(n)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

(o)	“CallCo” means [•][1], a corporation existing under the CBCA and a direct wholly-owned Subsidiary of Adam;

(p)	“CallCo Share” means a common share in the capital of CallCo;

(q)	“CBCA” means the Canada Business Corporations Act;

(r)	“CDS” means the clearing and depository service operated by CDS Clearing and Depository Services Inc.

(s)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

(t)	“Consideration” means the consideration to be received by the Thor Shareholders pursuant to this Plan of Arrangement as consideration for their Thor Shares, consisting of: (i) in the case of each Exchangeable Elected Share, the Exchange Ratio of an Exchangeable Share per Exchangeable Elected Share (collectively in the case of (i), the “Exchangeable Consideration Shares”); and (ii) in the case of each other Thor Share, the Exchange Ratio of an Adam Share per Thor Share (collectively in the case of (ii), the “Adam Consideration Shares”);

(u)	“Court” means the Supreme Court of British Columbia;

(v)	“CRA” means the Canada Revenue Agency;

(w)	“Depositary” means Computershare Trust Company of Canada or such other Person as Thor may appoint to act as depositary in connection with the Arrangement, with the approval of Adam, acting reasonably;

(x)	“Director” means the Director appointed pursuant to section 260 of the CBCA;

(y)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 5 of this Plan of Arrangement;

(z)	“Dissenting Thor Shareholder” means any registered Thor Shareholder who has duly and validly exercised its Dissent Rights pursuant to Article 5 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time, but only in respect of Dissenting Thor Shares held by such Dissenting Thor Shareholder;

1 CallCo name to be inserted once CallCo is incorporated in accordance with Section 5.14(2)(b) of the Arrangement Agreement. CallCo to be named Anglo Teck 1 Limited (or such other name agreed to by Adam and Thor).

(aa)	“Dissenting Thor Shares” means Thor Shares held by Dissenting Thor Shareholders and in respect of which Dissent Rights have been and remain validly exercised at the Effective Time;

(bb)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(cc)	“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

(dd)	“Election Deadline” means the date and time as agreed by Adam and Thor (acting reasonably) and set in accordance with Section 3.1(b) as the deadline for Eligible Holders to make the Exchangeable Share Election; provided that, for greater certainty, the Election Deadline shall be prior to the Effective Date;

(ee)	“Eligible Holder” means a Thor Shareholder that is: (i) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act; or (ii) a partnership, any direct or indirect member of which is a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act;

(ff)	“Exchange Ratio” means 1.3301, as such Exchange Ratio may be adjusted pursuant to Section 2.13 of the Arrangement Agreement;

(gg)	“Exchangeable Consideration Shares” has the meaning ascribed thereto in the definition of “Consideration”;

(hh)	“Exchangeable Elected Share” means each Thor Share in respect of which an Eligible Holder shall have validly made an Exchangeable Share Election to receive Exchangeable Consideration Shares in accordance with Section 3.1 and the Letter of Transmittal and Election Form;

(ii)	“Exchangeable Elected Shareholder” means, solely in respect of an Eligible Holder’s Exchangeable Elected Shares, each Eligible Holder who has validly made an Exchangeable Share Election;

(jj)	“Exchangeable Share Election” has the meaning ascribed thereto in Section 3.1(a);

(kk)	“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement and set out in Annex A to this Plan of Arrangement;

(ll)	“Exchangeable Share Support Agreement” means the exchangeable share support agreement among Adam, ExchangeCo and CallCo, in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement, to be entered into in connection with and pursuant to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(mm)	“Exchangeable Shares” means the redeemable preferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions;

(nn)	“ExchangeCo” means 17417381 Canada Inc.[2], a corporation existing under the CBCA and an indirect wholly-owned Subsidiary of Adam;

(oo)	“ExchangeCo Deferred Share Provisions” means the rights, privileges, restrictions and conditions attaching to the ExchangeCo Deferred Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement and set out in Annex B to this Plan of Arrangement;

(pp)	“ExchangeCo Deferred Shares” means the deferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the ExchangeCo Deferred Share Provisions;

(qq)	“ExchangeCo Shares” means common shares in the capital of ExchangeCo;

(rr)	“Fair Market Value” on a particular date shall mean the volume weighted average trading price of the Adam Shares as reported on the Toronto Stock Exchange over the prior twenty (20) consecutive trading days and, if the Adam Shares are not listed on the Toronto Stock Exchange, “Fair Market Value” shall be the value established in accordance with the applicable Thor Incentive Plan as the appropriate measure in place of such weighted average price;

(ss)	“Filing Date” has the meaning ascribed thereto in the Thor PDSU Plan (in respect of Thor PDSUs), in the Thor DSU Plan (in respect of Thor DSUs) and the Thor PSU Plan (in respect of Thor PSUs);

(tt)	“final proscription date” has the meaning ascribed thereto in Section 4.9;

(uu)	“Final Order” means the order of the Court approving the Arrangement in the form acceptable to Thor and Adam, each acting reasonably, as such order may be amended by the Court (with prior written consent of both Adam and Thor, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Adam and Thor, each acting reasonably) on appeal;

(vv)	“Fractional Adam Consideration Share Entitlement” has the meaning ascribed thereto in Section 4.4(a);

(ww)	“Fractional Exchangeable Consideration Share Entitlement” has the meaning ascribed thereto in Section 4.4(b);

(xx)	“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax Authority, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and JSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

2 ExchangeCo to be renamed Anglo Teck 2 Limited (or such other name agreed to by Adam and Thor) prior to the Effective Time.

(yy)	“HoldCo” means [•][3], a corporation existing under the laws of the Isle of Jersey;

(zz)	“HoldCo Adam Shares” means the Adam Shares to be allotted and issued by Adam to HoldCo pursuant to this Plan of Arrangement and in accordance with the Voting and Exchange Trust Agreement on the basis of one (1) Adam Share for each whole Exchangeable Share to be issued pursuant to Section 2.4(d);

(aaa)	“In-The-Money Amount” means, in respect of a Thor Option or a Thor Replacement Option at a point in time, the amount, if any, by which the aggregate fair market value at such time of the securities subject to such Thor Option or Thor Replacement Option, as applicable, exceeds the aggregate exercise price of such stock option;

(bbb)	“Interim Order” means an order of the Court, in a form acceptable to Adam and Thor, each acting reasonably, containing declarations and directions in respect of the notices to be given and the conduct of the Thor Meeting with respect to the Arrangement as more fully set out herein;

(ccc)	“Law” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, writs, decrees, declarations, treaties, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic, foreign, or supranational and the terms and conditions of any Authorization of or from any Governmental Entity, including for this purpose a self-regulatory authority (including TSX, NYSE, JSE and LSE), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, assets, property or securities;

(ddd)	“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by Thor to registered Thor Shareholders providing for (i) Eligible Holders’ Exchangeable Share Election with respect to the Consideration and (ii) delivery of registered Thor Shareholders’ Thor Shares and certificates (if any) representing such Thor Shareholders’ Thor Shares to the Depositary;

(eee)	“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, conditional sale agreement, capital lease or title retention agreement, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) that has a similar economic effect as, or that is capable of becoming, any of the foregoing;

(fff)	“LSE” means London Stock Exchange plc;

(ggg)	“Net Proceeds Amount Per Adam Share” has the meaning ascribed thereto in Section 4.4(a);

(hhh)	“Net Proceeds Amount Per Exchangeable Share” has the meaning ascribed thereto in Section 4.4(b);

3 HoldCo name to be inserted once HoldCo is incorporated in accordance with Section 5.14(2)(b) of the Arrangement Agreement.

(iii)	“NYSE” means the New York Stock Exchange;

(jjj)	“Parties” means Thor and Adam, and “Party” means any of them;

(kkk)	“Payment Value”, in respect of a Thor DSU, a Thor PDSU, a Thor PSU or a Thor RSU, has the meaning ascribed thereto in the applicable Thor Incentive Plan, as modified by this Plan of Arrangement;

(lll)	“Performance Conditions” has the meaning given to it in the Thor PDSU Plan (in respect of Thor PDSUs) and the Thor PSU Plan (in respect of Thor PSUs);

(mmm)	“Performance Determination Notice” means the notice(s) to be delivered by Thor to holders of Thor PDSUs and Thor PSUs specifying, among other things, in respect of each tranche of Adjusted Thor PDSUs and each tranche of Adjusted Thor PSUs: (a) as to certain Adjusted Thor PDSUs and Adjusted Thor PSUs of each such tranche, the “performance multiplier(s)” to be applied to such Adjusted Thor PDSUs and such Adjusted Thor PSUs, as applicable, and, based thereon, the number of such Adjusted Thor PDSUs and such Adjusted Thor PSUs, as applicable, that holders thereof shall be entitled to receive on the vesting date(s) or Filing Date, as applicable, of such Adjusted Thor PDSUs and such Adjusted Thor PSUs; and/or (b) in respect of all other Adjusted Thor PDSUs and Adjusted Thor PSUs of each such tranche, the Performance Conditions that shall apply to such Adjusted Thor PDSUs and such Adjusted Thor PSUs, as applicable, following the Effective Time; provided that, for greater certainty, the Performance Determination Notice shall not accelerate or otherwise vary the vesting date(s) or Filing Date(s) of any Thor PDSUs or Thor PSUs (including any Adjusted Thor PDSUs or Adjusted Thor PSUs);

(nnn)	“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(ooo)	“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this Plan of Arrangement, including the annex hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;

(ppp)	“Pre-Adjustment Thor DSU” has the meaning ascribed thereto in Section 2.4(k);

(qqq)	“Pre-Adjustment Thor PDSU” has the meaning ascribed thereto in Section 2.4(h);

(rrr)	“Pre-Adjustment Thor PSU” has the meaning ascribed thereto in Section 2.4(i);

(sss)	“Pre-Adjustment Thor RSU” has the meaning ascribed thereto in Section 2.4(j);

(ttt)	“Stamp Taxes” means all stamp duty, stamp duty reserve tax and any other similar documentary, registration or transfer Taxes (plus any related interest and penalties) whether imposed in the United Kingdom or elsewhere;

(uuu)	“Subsidiary” means, with respect to a Person, any body corporate, partnership, joint venture or other non-natural Person: (a) of which more than fifty percent (50%) of the outstanding shares or other voting securities ordinarily entitled to elect a majority of the board of directors (or equivalent governing body) thereof (whether or not shares or other securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person; or (b) over which such Person exercises control;

(vvv)	“Tax” means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges in the nature of taxation and all related withholdings or deductions of any nature imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, capital gain, minimum, large corporation, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, Stamp Taxes, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

(www)	“Tax Act” means the Income Tax Act (Canada);

(xxx)	“Tax Authority” means any taxing or other authority (whether within or outside the United Kingdom or Canada) competent to impose any Tax liability, or assess or collect any Tax;

(yyy)	“Tax Election Package” means two (2) copies of CRA form T-2057 (or, if the Thor Shareholder is a partnership, two (2) copies of CRA form T-2058) and two (2) copies of any applicable equivalent provincial or territorial election form, which forms have been duly and properly completed and executed by the Thor Shareholder in accordance with the rules contained in the Tax Act or the relevant provincial legislation;

(zzz)	“Thor” means Teck Resources Limited, a corporation existing under the CBCA;

(aaaa)	“Thor Class A Shares” means the class A common shares in the capital of Thor;

(bbbb)	“Thor Class B Shares” means the class B subordinate voting shares in the capital of Thor;

(cccc)	“Thor DSU” means any outstanding deferred share units issued pursuant to the Thor DSU Plan;

(dddd)	“Thor DSU Plan” means the Deferred Share Unit Plan dated March 2009, as amended, of Thor;

(eeee)	“Thor Incentive Awards” means, collectively Thor DSUs, Thor Options, Thor PDSUs, Thor PSUs and Thor RSUs;

(ffff)	“Thor Incentive Plan” means each of the Thor DSU Plan, the Thor Option Plan, the Thor PDSU Plan, the Thor PSU Plan, and the Thor RSU Plan, as applicable;

(gggg)	“Thor Meeting” means the special meeting of Thor Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(hhhh)	“Thor Option” means any outstanding options to purchase Thor Class B Shares issued pursuant to the Thor Option Plan;

(iiii)	“Thor Option Plan” means the 2010 Stock Option Plan dated September 20, 2010, as amended, of Thor;

(jjjj)	“Thor PDSU” means any outstanding performance deferred share units issued pursuant to the Thor PDSU Plan;

(kkkk)	“Thor PDSU Plan” means the Performance Deferred Share Unit Plan dated February 15, 2017, as amended, of Thor;

(llll)	“Thor PSU” means any outstanding performance share units issued pursuant to the Thor PSU Plan;

(mmmm)	“Thor PSU Plan” means the Performance Share Unit Plan dated February 19, 2014, as amended, of Thor;

(nnnn)	“Thor Replacement Option” means the options to acquire Adam Shares, governed by the Thor Option Plan, to be issued in exchange for Thor Options pursuant to this Plan of Arrangement;

(oooo)	“Thor RSU” means any outstanding restricted share units issued pursuant to the Thor RSU Plan;

(pppp)	“Thor RSU Plan” means the Restricted Share Unit Plan dated March 2009, as amended, of Thor;

(qqqq)	“Thor Shareholders” means the holders of Thor Shares;

(rrrr)	“Thor Shares” means, collectively, the Thor Class A Shares and Thor Class B Shares;

(ssss)	“Trustee” means the trustee chosen by Adam and Thor each acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement; and

(tttt)	“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement made among Adam, ExchangeCo, CallCo, HoldCo and the Trustee, in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement, to be entered into in connection with and pursuant to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

Capitalized terms used in this Plan of Arrangement but not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Annex by number or letter or both refer to the Article, Section, subsection, paragraph or Annex, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender.

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action and Computation of Time.

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada.

1.5	Currency.

Unless otherwise stated, all references in this Agreement to sums of money are expressed in United States dollars and “$” refers to United States dollars. Any references to “C$” refers to Canadian dollars. Any reference to “£” refers to GBP.

1.6	Other Definitional and Interpretive Provisions.

(a)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	References in this Agreement to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(c)	References in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.

(d)	References to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as it and they may be promulgated thereunder or amended from time to time.

(e)	A Person is considered to “control” another Person if (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

1.7	Annex.

The following annex is attached to this Plan of Arrangement and is incorporated by reference into this Plan of Arrangement and forms a part hereof:

Annex A – Exchangeable Share Provisions

Annex B – ExchangeCo Deferred Share Provisions

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement.

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there are any inconsistencies or conflict between this Plan of Arrangement and the Arrangement Agreement, the terms of this Plan of Arrangement shall govern.

2.2	Binding Effect.

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective at the Effective Time and be binding at and after the Effective Time on:

(a)	Thor;

(b)	Adam;

(c)	ExchangeCo;

(d)	CallCo;

(e)	HoldCo;

(f)	all registered and beneficial holders of the Thor Shares (including all Dissenting Thor Shareholders);

(g)	all holders of Thor Incentive Awards;

(h)	the registrar and transfer agents of the Thor Shares;

(i)	the Depositary;

(j)	the Trustee; and

(k)	all other Persons.

2.3	Filing of Articles of Arrangement.

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section  2.4 has become effective in the sequence and at the times set out therein.

2.4	Arrangement.

To effect the acquisition of Thor Shares (other than Thor Shares held by Adam or any of its affiliates), in exchange for, as the case may be and as is set out in more detail below in this Section  2.4 implementing the Arrangement, (i) a debt claim against Thor pursuant to Section  2.4(a), (ii) the issuance and allotment of Adam Consideration Shares pursuant to Section  2.4(c), or (iii) the issuance and delivery of Exchangeable Consideration Shares pursuant to Section  2.4(d), each of the following events shall occur and shall be deemed to occur in the following order commencing at the Effective Time, except as otherwise expressly noted, without any further authorization, act or formality by any Person:

(a)	Dissenting Thor Shares for Fair Value: Subject to Section 5.1, each issued and outstanding Dissenting Thor Share held by a Dissenting Thor Shareholder described in Section 5.1(a)(i) shall be transferred to and acquired by Thor for cancellation solely in exchange for, subject to Section 4.6, a debt claim against Thor for an amount determined in accordance with Section 5.1, and:

(i)	each such Dissenting Thor Shareholder shall cease to be the holder of each such Dissenting Thor Share and to have any rights as a holder of each such Dissenting Thor Share other than a claim against Thor for an amount determined in accordance with Section 5.1; and

(ii)	each such Dissenting Thor Share acquired by Thor pursuant to this Section 2.4(a) shall be cancelled;

(b)	ExchangeCo and CallCo Share Issuances: Commencing immediately after the step set out in Section 2.4(a) each of the following events shall occur and be deemed to occur in the following order:

(i)	(A) ExchangeCo will issue to CallCo: (I) a number of ExchangeCo Shares equal to the aggregate number of Adam Consideration Shares to be issued pursuant to Sections 2.4(c), and (II) one (1) ExchangeCo Deferred Share; and (B) CallCo shall be the legal and beneficial owner of such ExchangeCo Shares and such ExchangeCo Deferred Share;

(ii)	(A) in consideration for the ExchangeCo Shares and ExchangeCo Deferred Share issued pursuant to Section 2.4(b)(i), CallCo will be obligated to and shall agree to direct Adam to allot and issue: (I) the Adam Consideration Shares to the relevant Thor Shareholders in accordance with Section 2.4(c) and Article 4, and (II) the HoldCo Adam Shares to HoldCo in accordance with Section 2.4(e)(iii); (B) an amount equal to the aggregate fair market value of the Adam Consideration Shares shall be added to the stated capital account of the ExchangeCo Shares; and (C) the amount of $0.01 shall be added to the stated capital account of the ExchangeCo Deferred Shares;

(iii)	(A) CallCo will: (I) issue a number of CallCo Shares to Adam equal to the aggregate number of Adam Consideration Shares to be allotted and issued pursuant to Sections 2.4(c), and (II) transfer to Adam one (1) ExchangeCo Deferred Share; and (B) Adam shall be the legal and beneficial owner of such CallCo Shares and such ExchangeCo Deferred Share; and

(iv)	(A) in consideration for the issue of the CallCo Shares issued in Section 2.4(b)(iii) and the transfer of the ExchangeCo Deferred Share pursuant to Section 2.4(b)(iii), CallCo shall direct Adam and Adam will be obligated to and shall undertake to allot and issue: (I) the Adam Consideration Shares to the relevant Thor Shareholders in accordance with Section 2.4(c) and Article 4, and (II) the HoldCo Adam Shares to HoldCo in accordance with Section 2.4(e)(iii) and in accordance with Section 3.1 of the Voting and Exchange Trust Agreement; and (B) an amount equal to the aggregate fair market value of the Adam Consideration Shares shall be added to the stated capital account of the CallCo Shares;

(c)	Exchange of Thor Shares for Adam Consideration Shares: Immediately after the step set out in Section 2.4(b)(iv) and simultaneously with the steps set out in Sections 2.4(d) through 2.4(k) (inclusive), each issued and outstanding Thor Share (other than Exchangeable Elected Shares, Thor Shares held by Adam or any of its affiliates, and, for greater certainty, Dissenting Thor Shares held by a Dissenting Thor Shareholder described in Section 5.1(a)(i)), shall be transferred by the relevant Thor Shareholder of such Thor Shares to, and acquired by, ExchangeCo solely in exchange for the allotment and issue of the Adam Consideration Shares in respect of such Thor Share directly for the benefit of such Thor Shareholder by Adam pursuant to its undertaking provided in Section 2.4(b)(iv), and

(i)	in satisfaction of its undertaking to do so provided in Section 2.4(b)(iv)(A)(I), Adam shall allot and issue the Adam Consideration Shares directly for the benefit of the relevant Thor Shareholders in accordance with Article 4 (and for greater certainty ExchangeCo shall never be or be deemed to be the legal or beneficial owner of the Adam Consideration Shares);

(ii)	each Thor Shareholder of each such Thor Share shall cease to be the holder of each such Thor Share and to have any rights as a holder of each such Thor Share other than the right to the allotment and issue of the Adam Consideration Shares to which such Thor Shareholder is entitled pursuant to Section 2.4(c)(i) and the other rights as set out in Article 4; and

(iii)	ExchangeCo shall be the legal and beneficial owner of each such Thor Share acquired by ExchangeCo pursuant to this Section 2.4(c);

(d)	Exchange of Exchangeable Elected Shares for Exchangeable Consideration Shares: Simultaneously with the step set out in Section 2.4(c), each issued and outstanding Exchangeable Elected Share (for greater certainty, other than Dissenting Thor Shares held by a Dissenting Thor Shareholder described in Section 5.1(a)(i)) shall be transferred by the relevant Exchangeable Elected Shareholder to, and acquired by, ExchangeCo solely in exchange for the issue and delivery of the Exchangeable Consideration Shares in respect of such Exchangeable Elected Share by ExchangeCo and certain ancillary rights receivable hereunder, and

(i)	each Exchangeable Elected Shareholder shall cease to be the holder of each such Exchangeable Elected Share and to have any rights as a holder of each such Exchangeable Elected Share other than the right to the delivery of the Exchangeable Consideration Shares to which such Exchangeable Elected Shareholder is entitled pursuant to this Section 2.4(d), certain ancillary rights receivable hereunder and the other rights as set out in Article 4;

(ii)	ExchangeCo shall be the legal and beneficial owner of each such Exchangeable Elected Share acquired by ExchangeCo pursuant to this Section 2.4(d); and

(iii)	ExchangeCo shall add to the stated capital maintained in respect of the Exchangeable Shares an amount equal to the fair market value of all of the Exchangeable Elected Shares acquired by ExchangeCo in this step;

(e)	Exchangeable Share Matters. Simultaneously with the step set out in Section 2.4(c):

(i)	Adam, CallCo and ExchangeCo shall execute the Exchangeable Share Support Agreement and such agreement shall become binding on Adam, CallCo and ExchangeCo;

(ii)	Adam, CallCo, ExchangeCo, HoldCo and the Trustee shall execute the Voting and Exchange Trust Agreement and such agreement shall become binding on Adam, CallCo, ExchangeCo, HoldCo and the Trustee; and

(iii)	in satisfaction of its undertaking to do so provided in Section 2.4(b)(iv)(A)(II) Adam shall, in accordance with the Voting and Exchange Trust Agreement, allot and issue to a designated account of HoldCo with a participant in CDS the HoldCo Adam Shares, and all rights of Exchangeable Elected Shareholders as third party beneficiaries under the Voting and Exchange Trust Agreement shall be received by them as part of the ancillary rights receivable by them under Section 2.4(d);

(f)	Addition to Adam Share Capital and Share Premium Account: Simultaneously with the steps set out in Sections 2.4(c) and 2.4(e)(iii), an amount equal to the aggregate fair market value of the Adam Consideration Shares shall be reflected in the share capital and share premium account of Adam.

(g)	Thor Options: Simultaneously with the step set out in Section 2.4(c):

(i)	each Thor Option (whether vested or unvested) outstanding immediately prior to the Effective Time will be exchanged for a Thor Replacement Option over a number of Adam Shares equal to the product of (A) the number of Thor Shares subject to the Thor Option immediately before the Effective Time, multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance or transfer of a fraction of an Adam Share on any particular exercise of Thor Replacement Options, then the number of Adam Shares otherwise issued or transferred upon such exercise shall be rounded down to the nearest whole number of Adam Shares;

(ii)	the exercise price per Adam Share subject to any such Thor Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Thor Share under the exchanged Thor Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of Thor Options for Thor Replacement Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Thor Replacement Option will be adjusted as necessary to ensure that the In-The-Money Amount of the Thor Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the Thor Option immediately before such exchange; and

(iii)	the terms and conditions of any Thor Replacement Option, including the term to expiry and conditions to and manner of exercising and vesting schedule, will be the same as the Thor Option for which it was exchanged, each Thor Replacement Option shall be governed by the terms of the Thor Option Plan (which shall be assumed by Adam) and any document evidencing a Thor Option shall thereafter evidence such Thor Replacement Option (in each case, subject to any adjustments contemplated by this Section 2.4(g)).

(h)	Thor PDSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor PDSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor PDSU”):

(i)	such Pre-Adjustment Thor PDSU shall be adjusted by multiplying such Pre-Adjustment Thor PDSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor PDSU formerly held by such holder, hold the number of Thor PDSUs as is equal to the product of such adjustment (the “Adjusted Thor PDSUs”);

(ii)	upon the redemption or settlement of such Adjusted Thor PDSUs following the Effective Time, each such Adjusted Thor PDSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor PDSU Plan, with reference to the Fair Market Value on such Adjusted Thor PDSU’s Filing Date of an Adam Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Thor PDSUs);

(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Thor PDSU) and/or the Performance Conditions applicable to such Adjusted Thor PDSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice; and

(iv)	such Adjusted Thor PDSUs shall remain outstanding and governed by the terms of the Thor PDSU Plan and any document evidencing the applicable Pre-Adjustment Thor PDSU (subject to the adjustments contemplated by this Section 2.4(h), including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);

(i)	Thor PSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor PSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor PSU”):

(i)	such Pre-Adjustment Thor PSU shall be adjusted by multiplying such Pre-Adjustment Thor PSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor PSU formerly held by such holder, hold the number of Thor PSUs as is equal to the product of such adjustment (the “Adjusted Thor PSUs”);

(ii)	upon the vesting of such Adjusted Thor PSUs following the Effective Time, each such Adjusted Thor PSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor PSU Plan, with reference to the Fair Market Value on the date of vesting of an Adam Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Thor PSUs);

(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Thor PSU) and/or the Performance Conditions applicable to such Adjusted Thor PSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice; and

(iv)	such Adjusted Thor PSUs shall remain outstanding and governed by the terms of the Thor PSU Plan and any document evidencing the applicable Pre-Adjustment Thor PSU (subject to the adjustments contemplated by this Section 2.4(i), including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);

(j)	Thor RSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor RSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor RSU”):

(i)	such Pre-Adjustment Thor RSU shall be adjusted by multiplying such Pre-Adjustment Thor RSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor RSU formerly held by such holder, hold the number of Thor RSUs as is equal to the product of such adjustment (the “Adjusted Thor RSUs”);

(ii)	upon the vesting of such Adjusted Thor RSUs following the Effective Time, each such Adjusted Thor RSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor RSU Plan, with reference to the Fair Market Value on the date of vesting of an Adam Share (and such cash payment shall be the Payment Value for such Adjusted Thor RSUs); and

(iii)	such Adjusted Thor RSUs shall remain outstanding and governed by the terms of the Thor RSU Plan and any document evidencing the applicable Pre-Adjustment Thor RSU (subject to the adjustments contemplated by this Section 2.4(j));

(k)	Thor DSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor DSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor DSU”):

(i)	such Pre-Adjustment Thor DSU shall be adjusted by multiplying such Pre-Adjustment Thor DSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor DSU formerly held by such holder, hold the number of Thor DSUs as is equal to the product of such adjustment (the “Adjusted Thor DSUs”);

(ii)	upon the redemption or settlement of such Adjusted Thor DSUs following the Effective Time, each such Adjusted Thor DSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor DSU Plan, with reference to the Fair Market Value on such Adjusted Thor DSU’s Filing Date of an Adam Share (and such cash payment shall be the Payment Value for such Adjusted Thor DSUs); and

(iii)	such Adjusted Thor DSUs shall remain outstanding and governed by the terms of the Thor DSU Plan and any document evidencing the applicable Pre-Adjustment Thor DSU (subject to the adjustments contemplated by this Section 2.4(k)); and

(l)	Securities Registers. Following the foregoing steps, on the Effective Date, each of Thor, Adam, ExchangeCo and CallCo shall make the appropriate entries in its applicable securities registers to reflect the matters referred to in this Section 2.4.

For greater certainty, none of the foregoing steps shall occur unless all of the foregoing steps occur.

2.5	Fully Paid and Non-Assessable Shares.

All Exchangeable Shares, ExchangeCo Shares, ExchangeCo Deferred Shares, CallCo Shares and Adam Closing Shares issued pursuant hereto shall be validly issued and outstanding as fully paid and non-assessable shares.

ARTICLE 3

EXCHANGEABLE SHARE ELECTION

3.1	Exchangeable Share Election.

(a)	Each beneficial owner of Thor Shares who, as at the Effective Time, is an Eligible Holder may elect with respect to any and all issued and outstanding Thor Shares (other than a Dissenting Thor Share) held by such holder immediately before the Effective Time to receive the Consideration to which he, she or it is entitled in the form of Adam Consideration Shares, Exchangeable Consideration Shares or a combination of Adam Consideration Shares and Exchangeable Consideration Shares (the “Exchangeable Share Election”).

(b)	The Exchangeable Share Election shall be made by a Thor Shareholder (or if applicable, by the registered holder of Thor Shares on such beneficial owner’s behalf) by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Thor Shareholder’s election, together with certificates (if any) representing such Eligible Holder’s Thor Shares. Thor shall provide at least two (2) Business Days’ notice of the Election Deadline to Thor Shareholders by means of a news release disseminated on a newswire; provided that, the Election Deadline, once set, may be extended by Thor to a subsequent date prior to the Effective Date and Thor shall promptly announce any such extension and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be as agreed by Adam and Thor (acting reasonably), provided that at least one (1) Business Day of advance notice thereof shall have been provided by Thor to Thor Shareholders by means of a news release disseminated on a newswire.

(c)	Any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Thor Shareholder except as may be expressly provided in the Letter of Transmittal and Election Form.

(d)	Any Thor Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.1 or of the Letter of Transmittal and Election Form, shall be treated as not having made the Exchangeable Share Election and shall not be entitled to exchange the Thor Shares held by such Thor Shareholder for Exchangeable Consideration Shares under the Arrangement.

3.2	Tax Election.

Each beneficial owner of Thor Shares who is an Eligible Holder, and who has made a valid Exchangeable Share Election (or for whom the registered holder has made a valid Exchangeable Share Election on such beneficial owner’s behalf) to receive Exchangeable Consideration Shares for any of its Thor Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax law), with respect to the transfer of its Exchangeable Elected Shares to ExchangeCo and the receipt of Exchangeable Consideration Shares in respect thereof by providing the Tax Election Package to ExchangeCo within seventy-five (75) days following the Effective Date, duly completed with the details of the number of Exchangeable Elected Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the Tax Election Package being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the relevant forms shall be signed by ExchangeCo and returned to such former beneficial owner of Thor Shares within seventy-five (75) days after the receipt thereof by ExchangeCo for filing with the CRA (or the applicable Tax Authority) by such former beneficial owner. ExchangeCo shall not be responsible for the proper or accurate completion of the Tax Election Package and, except for ExchangeCo’s obligation to return (within seventy-five (75) days after the receipt thereof by ExchangeCo) duly completed election forms which are received by ExchangeCo within seventy-five (75) days of the Effective Date, ExchangeCo shall not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Thor Shares to properly and accurately complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). ExchangeCo has no obligation to sign and return any Tax Election Packages received more than seventy-five (75) days following the Effective Date, other than in its sole and absolute discretion.

ARTICLE 4

EXCHANGE OF SHARES; THOR SHARE CERTIFICATES; FRACTIONAL SHARES

4.1	Exchange of Exchangeable Elected Shares for Exchangeable Consideration Shares.

(a)	On the Effective Date, ExchangeCo shall deliver or cause to be delivered to the Depositary the aggregate number of Exchangeable Consideration Shares to be delivered pursuant to Section 2.4(d), which Exchangeable Consideration Shares shall be held by the Depositary for the benefit of, and as agent and nominee for, the Exchangeable Elected Shareholders for distribution to such Exchangeable Elected Shareholders in accordance with the provisions of this Article 4.

(b)	Upon delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of any Exchangeable Elected Shares to be exchanged for Exchangeable Consideration Shares under the Arrangement and such other documents and instruments as the Depositary may reasonably require, and upon surrender to the Depositary of any certificate(s) which immediately prior to the Effective Time represented such Exchangeable Elected Shares, such former holder of Exchangeable Elected Shares shall be entitled to receive in exchange therefor in respect of such Exchangeable Elected Shares, and the Depositary shall deliver to such Exchangeable Elected Shareholder (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), the relevant number of Exchangeable Consideration Shares which such Exchangeable Elected Shareholder has the right to receive (together with any dividends or other distributions or returns of capital with respect thereto pursuant to Section 4.8), and the certificate (if any) so surrendered shall forthwith be cancelled.

(c)	Until surrendered as contemplated by this Section 4.1, any certificate which immediately prior to the Effective Time represented one or more outstanding Exchangeable Elected Shares shall be deemed at all times after the Effective Time to represent (in respect of the Exchangeable Elected Shares that were represented by such certificate immediately prior to the Effective Time) only the right to receive upon such surrender (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), (i) the relevant number of Exchangeable Consideration Shares as contemplated by this Section 4.1 and certain ancillary rights receivable hereunder, (ii) the net cash proceeds from the sale of any fractional interests provided for in Section 4.4 and (iii) on the appropriate payment date, (A) any dividends or other distributions or returns of capital with a record date after the Effective Time declared, paid or payable with respect to Exchangeable Shares as contemplated by Section 4.8 and (B) any dividends or other distributions or returns of capital with a record date prior to the Effective Time declared, paid or payable with respect to Thor Shares.

4.2	Exchange of Thor Shares for Adam Consideration Shares.

(a)	On the Effective Date, Adam shall deliver or cause to be delivered to the Depositary the aggregate number of Adam Consideration Shares to be delivered pursuant to Section 2.4(c), which Adam Consideration Shares shall be held by the Depositary for the benefit of, and as agent and nominee for, such former Thor Shareholders who shall receive Adam Consideration Shares in connection with the Arrangement for distribution to such former Thor Shareholders in accordance with the provisions of this Article 4.

(b)	Upon delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of any Thor Shares to be exchanged for Adam Consideration Shares under the Arrangement and such other documents and instruments as the Depositary may reasonably require, and upon surrender to the Depositary of any certificate(s) which immediately prior to the Effective Time represented such Thor Shares, such former holder of Thor Shares shall be entitled to receive in exchange therefor in respect of such Thor Shares, and the Depositary shall deliver to such former Thor Shareholder (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), the relevant number of Adam Consideration Shares which such former Thor Shareholder has the right to receive (together with any dividends or other distributions or returns of capital with respect thereto pursuant to Section 4.8), and the certificate (if any) so surrendered shall forthwith be cancelled.

(c)	Until surrendered as contemplated by this Section 4.2, any certificate which immediately prior to the Effective Time represented one or more outstanding Thor Shares that were exchanged for the Adam Consideration Shares under the Arrangement shall be deemed at all times after the Effective Time to represent (in respect of the Thor Shares that were exchanged for Adam Consideration Shares under the Arrangement that were represented by such certificate immediately prior to the Effective Time) only the right to receive upon such surrender (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), (i) the relevant number of Adam Consideration Shares as contemplated by this Section 4.2, (ii) the net cash proceeds from the sale of any fractional interests provided for in Section 4.4 and (iii) on the appropriate payment date, (A) any dividends or other distributions or returns of capital with a record date after the Effective Time declared, paid or payable with respect to Adam Consideration Shares as contemplated by Section 4.8 and (B) any dividends or other distributions or returns of capital with a record date prior to the Effective Time declared, paid or payable with respect to Thor Shares.

4.3	Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Thor Shares that were transferred or exchanged, as applicable, pursuant to Section  2.4 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary shall (a) issue and deliver in exchange for such lost, stolen or destroyed certificate, the Consideration to which the holder is entitled pursuant to this Plan of Arrangement and (b) deliver any other amounts such holder is entitled to receive pursuant to Sections 4.4 and 4.8. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be issued and delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Thor, Adam and the Depositary (acting reasonably) in such sum as Thor or Adam may direct, or otherwise indemnify Thor and Adam in a manner satisfactory to Adam, ExchangeCo and Thor acting reasonably, against any claim that may be made against Adam, ExchangeCo and Thor with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	No Fractional Shares.

(a)	In the event that a Thor Shareholder is entitled to receive a fractional interest in an Adam Consideration Share pursuant to Section 2.4(c), the number of Adam Consideration Shares to be delivered to such Thor Shareholder pursuant to Section 4.2 shall be rounded down to the nearest whole Adam Consideration Share. Any such entitlements to fractional Adam Consideration Shares will be aggregated, rounded down to the nearest whole Adam Consideration Share (the fractional portion of such aggregate number of Adam Consideration Shares eliminated when rounding down, which for greater certainty shall be less than one Adam Consideration Share in the aggregate, the “Fractional Adam Consideration Share Entitlement”) and sold in the market by the Depositary, on behalf of the former Thor Shareholders entitled to receive a fractional interest in an Adam Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX, JSE or LSE, at the Depositary’s discretion. The Depositary shall use its commercially reasonable efforts to complete the sale of such Adam Consideration Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. The net proceeds of such sales after deduction of all expenses, transfer Taxes and commissions incurred in connection with such sales (such aggregate net proceeds received by the Depositary divided by the number of Adam Consideration Shares sold by the Depositary on the TSX, JSE or LSE pursuant to this Section 4.4(a) being the “Net Proceeds Amount Per Adam Share”), together with an amount in cash to be deposited by Adam with the Depositary in respect of the Fractional Adam Consideration Share Entitlement equal to the product of the Fractional Adam Consideration Share Entitlement multiplied by the Net Proceeds Amount Per Adam Share, will be held by the Depositary in trust for such former Thor Shareholders entitled to receive a fractional interest in an Adam Consideration Share, and such aggregate cash amount shall be paid by the Depositary in due proportions to such former Thor Shareholders. Any cash payment to a Thor Shareholder pursuant to this Section 4.4(a) that includes a fraction of a cent shall be rounded down to the nearest whole cent.

(b)	In the event that an Exchangeable Elected Shareholder is entitled to receive a fractional interest in an Exchangeable Consideration Share pursuant to Section 2.4(d), the number of Exchangeable Consideration Shares to be delivered to such Exchangeable Elected Shareholder pursuant to Section 4.1 shall be rounded down to the nearest whole Exchangeable Consideration Share. Any such entitlements to fractional Exchangeable Consideration Shares will be aggregated, rounded down to the nearest whole Exchangeable Consideration Share (the fractional portion of such aggregate number of Exchangeable Consideration Shares eliminated when rounding down, which for greater certainty shall be less than one Exchangeable Consideration Share in the aggregate, the “Fractional Exchangeable Consideration Share Entitlement”) and either, at the Depositary’s discretion: (i) sold in the market by the Depositary, on behalf of the Exchangeable Elected Shareholders entitled to receive a fractional interest in an Exchangeable Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX (if the Exchangeable Shares are listed and posted for trading on the TSX); or (ii) exchanged into Adam Shares by the Depositary in accordance with the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and Exchangeable Share Support Agreement, and such Adam Shares transferred to the Depositary on such exchange will be sold in the market by the Depositary, on behalf of the Exchangeable Elected Shareholders entitled to receive a fractional interest in an Exchangeable Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX, JSE or LSE, at the Depositary’s discretion. The Depositary shall use its commercially reasonable efforts to complete the sale of such Exchangeable Consideration Shares and/or Adam Shares, as applicable, as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. The net proceeds of such sales after deduction of all expenses, transfer Taxes and commissions incurred in connection with such sales (such aggregate net proceeds received by the Depositary divided by the aggregate number of Exchangeable Consideration Shares and Adam Shares sold by the Depositary on the TSX, JSE or LSE pursuant to this Section 4.4(b) being the “Net Proceeds Amount Per Exchangeable Share”), together with an amount in cash to be deposited by ExchangeCo with the Depositary in respect of the Fractional Exchangeable Consideration Share Entitlement equal to the product of the Fractional Exchangeable Consideration Share Entitlement multiplied by the Net Proceeds Amount Per Exchangeable Share, will be held by the Depositary in trust for such Exchangeable Elected Shareholders entitled to receive a fractional interest in an Exchangeable Consideration Share, and such aggregate cash amount shall be paid by the Depositary in due proportions to such Exchangeable Elected Shareholders. Any cash payment to an Exchangeable Elected Shareholder pursuant to this Section 4.4(b) that includes a fraction of a cent shall be rounded down to the nearest whole cent.

4.5	No Liens.

Any exchange or transfer of Thor Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.6	Withholding Taxes.

Adam, ExchangeCo, CallCo, Thor and the Depositary shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person under this Plan of Arrangement and from all consideration, dividends, interest or other amounts payable or distributed to any former Thor Shareholder or former holder of Thor Incentive Awards such amounts as Adam, ExchangeCo, CallCo, Thor or the Depositary are required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable (where applicable) to a former Thor Shareholder or former holder of Thor Incentive Awards, Adam, ExchangeCo, CallCo, Thor and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Adam, ExchangeCo, CallCo, Thor or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Adam, ExchangeCo, CallCo, Thor or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.7	Stamp Taxes.

While no Stamp Taxes are, on the basis of applicable Laws in force as at the date of this Plan of Arrangement, anticipated to be payable in the United Kingdom or elsewhere in connection with the exchange of Exchangeable Shares for Adam Shares pursuant to the Exchangeable Share Provisions, holders of Exchangeable Shares or Persons to whom Exchangeable Shares are issued or transferred (in each case other than Adam, its Affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or issuance of such Exchangeable Shares or their exchange for Adam Shares, and transferees of Adam Shares or Persons to whom Adam Shares are delivered (in each case other than Adam, its Affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or delivery of such Adam Shares, in each case, whether arising as a result of a change of law or otherwise. In no event will Adam, CallCo, or any of their respective Affiliates or the Depositary be responsible for any such Stamp Taxes.

4.8	Post-Effective Time Dividends and Distributions.

No dividends or other distributions or returns of capital payable on or in respect of Adam Consideration Shares or Exchangeable Consideration Shares with a record date after the Effective Time shall be paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Thor Shares that were transferred pursuant to Section 2.4 in respect of which Adam Consideration Shares or Exchangeable Consideration Shares were issued pursuant to the Arrangement. All dividends and other distributions or returns of capital payable on or in respect of Adam Consideration Shares or Exchangeable Consideration Shares held by the Depositary with a record date after the Effective Time shall be paid by Adam or ExchangeCo as applicable to the Depositary and shall be held by the Depositary in trust for the former holders of Thor Shares entitled to receive such Adam Consideration Shares or Exchangeable Consideration Shares pursuant to the Arrangement, in each case until delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of such Thor Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any such certificate or certificates (or affidavit in accordance with Section  4.3) which, immediately prior to the Effective Time, represented such Thor Shares in accordance with Sections 4.1 or 4.2, as applicable, or until surrendered and/or forfeited in accordance with Section  4.9. Subject to applicable Laws, following the delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of such Thor Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any certificate or certificates (or affidavit in accordance with Section  4.3) which, immediately prior to the Effective Time, represented such Thor Shares, in accordance with Sections 4.1 or 4.2, as applicable, the Depositary shall pay to the applicable former holder of Thor Shares, without interest, the amount of dividends or other distributions or returns of capital with a record date after the Effective Time theretofore paid with respect to such Adam Consideration Shares or Exchangeable Consideration Shares to which such holder is entitled pursuant to the Arrangement.

4.9	Limitation and Proscription.

To the extent that a former Thor Shareholder shall not have complied with the provisions of Sections 4.1 and 4.2 on or before the date that is three (3) years after the Effective Date (the “final proscription date”), then the Consideration that such former Thor Shareholder was entitled to receive shall be deemed to have been surrendered to ExchangeCo (in the case of the Exchangeable Consideration Shares) and Adam (in the case of Adam Consideration Shares) in each case for cancellation for no consideration and shall be delivered to ExchangeCo or Adam, as applicable, by the Depositary and the interest of the former Thor Shareholder in such Consideration (and any dividend or other distribution or return of capital referred to in Section  4.8) to which it was entitled shall be terminated as of the final proscription date, and the certificates formerly representing Thor Shares, if any, shall cease to represent a right or claim of any kind or nature as of the final proscription date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature and the right of any Thor Shareholder to receive the Consideration for Thor Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to ExchangeCo. For greater certainty, no former Thor Shareholder shall have any right, claim or interest of any kind or nature whatsoever in respect of Thor Shares from and after the final proscription date, including, any entitlement to receive any Consideration for any reason, or any entitlement to dividends, distributions or returns of capital, or other interests, on or in respect of Thor Shares or the Consideration, and in accordance with this Section  4.9 all such rights and interests of former Thor Shareholders shall be deemed to have been surrendered to Adam or ExchangeCo, as applicable, and forfeited by such former Thor Shareholders for no consideration as of the final proscription date.

ARTICLE 5

DISSENT RIGHTS

5.1	Dissent Rights.

(a)	In connection with the Arrangement, registered Thor Shareholders as at the record date for the Thor Meeting may exercise Dissent Rights with respect to Thor Shares held by such holders in connection with the Arrangement pursuant to the procedure set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 5.1, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Thor not later than 5:00 p.m. two (2) days (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) immediately preceding the date of the Thor Meeting (as such meeting may be adjourned or postponed from time to time). Registered Thor Shareholders who exercise such Dissent Rights and who:

(i)	are ultimately determined to be entitled to be paid fair value for their Dissenting Thor Shares (A) shall be deemed not to have participated in the transactions in Section 2.4 (other than Section 2.4(a)), (B) shall be paid an amount equal to such fair value by Thor which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) before the Arrangement Resolution was adopted and (C) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Thor Shareholders not exercised their Dissent Rights in respect of such Thor Shares and such Thor Shareholders shall be deemed to have transferred their Dissenting Thor Shares to Thor pursuant to Section 2.4(a), or

(ii)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Thor Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Thor Shares and shall be entitled to receive only the Adam Consideration Shares pursuant to Section 2.4(c) and other rights as set out in Article 4 that such Thor Shareholder would have received pursuant to the Arrangement if such Thor Shareholder had not exercised Dissent Rights and did not make a valid Exchangeable Share Election, but further provided that in no case shall Thor, Adam, ExchangeCo, CallCo or any other Person be required to recognize Thor Shareholders who exercise Dissent Rights as Thor Shareholders after the Effective Time, and the names of such Thor Shareholders who exercise Dissent Rights shall be removed from the registers of Thor Shares at the Effective Time.

(b)	For greater certainty, in addition to any other restrictions in the Interim Order, none of the following Persons shall be entitled to exercise Dissent Rights: (a) any holder of Thor Incentive Awards; (b) any Person (including any beneficial owner of Thor Shares) who is not a registered holder of Thor Shares; and (c) any Thor Shareholder who votes or has instructed a proxyholder to vote its Thor Shares in favour of the Arrangement Resolution.

ARTICLE 6

AMENDMENT

6.1	Amendment of this Plan of Arrangement.

(a)	Thor and Adam reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by Adam and Thor in writing; (ii) if made following the Thor Meeting, approved by the Court; and (iii) communicated to Thor Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Thor and Adam, may be proposed by Thor or Adam at any time prior to or at the Thor Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Thor Shareholders shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Thor Meeting shall be effective only: (i) if it is consented to by Thor and Adam (each acting reasonably); and (ii) if required by the Court or applicable Law, it is consented to by some or all of the Thor Shareholders voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Adam and Thor, provided that it concerns a matter that, in the reasonable opinion of Adam and Thor, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Thor Shareholders or holders of Thor Incentive Awards.

ARTICLE 7

TERMINATION

7.1	Termination.

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party or Person hereunder other than as set out in the Arrangement Agreement.

ARTICLE 8

U.S. SECURITIES LAWS

8.1	U.S. Securities Laws.

Thor and Adam intend that the issuance of the securities under this Plan of Arrangement, including the Exchangeable Consideration Shares, the Adam Closing Shares and the Thor Replacement Options under this Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided by Section 3(a)(10) thereof, and each of Thor and Adam shall take such reasonable actions as shall be required to facilitate reliance on such exemption in connection with the Arrangement.

ARTICLE 9

CALL RIGHTS

9.1	Call Rights.

Each of Adam and CallCo shall be entitled to exercise the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right (each as defined in the Exchangeable Share Provisions) in accordance with the terms of the Exchangeable Share Provisions and the Voting and Exchange Trust Agreement.

ARTICLE 10

FURTHER ASSURANCES

10.1	Further Assurances.

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of Thor and Adam will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

10.2	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Thor Shares and Thor Incentive Awards issued prior to the Effective Time; (b) the rights and obligations of the registered and beneficial holders of Thor Shares, the holders of Thor Incentive Awards, Thor, Adam, ExchangeCo, CallCo, the Depositary, the Trustee, and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Thor Shares and Thor Incentive Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ANNEX A

TO THE PLAN OF ARRANGEMENT

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions (it being understood that all references to the “Company” in this Annex A shall be a reference to ExchangeCo, a corporation existing under the laws of Canada)

1.	Interpretation

(a)	Definitions. For the purposes of these Exchangeable Share Provisions:

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person;

“Anglo Teck” means Anglo American plc (to be renamed Anglo Teck plc on the Effective Date), a public company incorporated under the laws of England and Wales;

“Anglo Teck Control Transaction” means:

(i)	a Takeover Offer;

(ii)	a Takeover Scheme;

(iii)	any type of “offer” within the meaning of the City Code as a result of which any Person will become the holder of more than 50% of the Anglo Teck Shares in issue at the Anglo Teck Control Transaction Effective Date (for this purpose inclusive of any Anglo Teck Shares held by HoldCo but excluding the Charitable Trust Shares); or

(iv)	the sale or disposal by Anglo Teck of all or substantially all of its assets other than to an affiliate of Anglo Teck;

“Anglo Teck Control Transaction Effective Date” means: (i) in the case of a Takeover Offer, the date on which such Takeover Offer becomes unconditional in accordance with the City Code; (ii) in the case of a Takeover Scheme, the date on which the UK court sanctions the Takeover Scheme in accordance with Part 26 of Companies Act, and (iii) in the case of any other Anglo Teck Control Transaction, the date on which such Anglo Teck Control Transaction becomes wholly unconditional (other than in respect of any conditions that can only be satisfied upon such Anglo Teck Control Transaction becoming fully effective in accordance with its terms);

“Anglo Teck Dividend Declaration Date” means the date on which the board of directors of Anglo Teck declares any dividend or other distribution or return of capital on or in respect of the Anglo Teck Shares;

“Anglo Teck Shares” means ordinary shares of $0.62385531135531 each in the capital of Anglo Teck;

“Anglo Teck Successors” has the meaning ascribed thereto in Section  14(b)(ii);

A-A-1

“Arrangement Agreement” means the arrangement agreement dated September 9, 2025 between Anglo Teck plc (fka as Anglo American plc) and Teck Resources Limited, a corporation existing under the laws of Canada, as amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Automatic Exchange Right” has the meaning ascribed thereto in the Voting and Exchange Trust Agreement;

“Board of Directors” means the board of directors of the Company;

“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator on behalf of the Company in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

“Book-Entry Holder” means the Person that is the beneficial holder of a Book-Entry Share;

“Book-Entry Shares” means the Exchangeable Shares held through a Book-Based System;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada, London, England, United Kingdom or Saint Helier, Jersey;

“CallCo” means [•], a corporation existing under the laws of Canada and a wholly-owned subsidiary of Anglo Teck;

“Canadian Dollar Equivalent” means, at any date, in respect of any amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) as of such date, the product obtained by multiplying (i) the Foreign Currency Amount by (ii) the daily exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such daily exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;

“Change of Law” means: (i) any change or imminent change in applicable laws (including tax laws) as a result of which maintaining the structure associated with the Exchangeable Shares would be materially adverse to Anglo Teck; or (ii) any amendment to the Tax Act and other applicable provincial income tax laws that permits certain Canadian resident holders of the Exchangeable Shares to exchange their Exchangeable Shares for Anglo Teck Shares on a basis that will not require such holders to recognize any income, gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

“Charitable Trust Shares” means the 98,906,534 Anglo Teck Shares (but subject to adjustments to reflect any subsequent changes in the share capital of Anglo Teck) held by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited;

A-A-2

“City Code” means the UK City Code of Takeovers and Mergers;

“Common Shares” means the common shares in the capital of the Company;

“Companies Act” means the UK Companies Act 2006;

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertified securities operated by Euroclear UK & International Limited;

“Current Market Price” means, in respect of an Anglo Teck Share on any date, the average closing price of an Anglo Teck Share on the TSX during the period of 20 consecutive trading days ending on the third trading day immediately before such date (or if the Anglo Teck Shares trade on the TSX in a currency other than Canadian dollars, the Canadian Dollar Equivalent thereof) or, if the Anglo Teck Shares are not then listed on the TSX, then the Canadian Dollar Equivalent of the average closing price of an Anglo Teck Share on any of the other Stock Exchanges or any such other stock exchange or automated quotation system on which the Anglo Teck Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Anglo Teck Shares during such period does not reflect the fair market value of an Anglo Teck Share, then the Current Market Price of an Anglo Teck Share shall be determined by the Board of Directors, acting in good faith and based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate; and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, absent manifest error;

“Deferred Shares” means the deferred shares in the capital of the Company;

“Definitive Share” and/or “Definitive Shares” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Exchangeable Shares;

“Depositary” has the meaning given to it in the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Exchangeable Shares” means the exchangeable shares in the capital of the Company, having the rights, privileges, restrictions and conditions set forth herein;

“Exchangeable Share Consideration” means, with respect to each Exchangeable Share, for any acquisition of, redemption or retraction of or distribution of assets of the Company in respect of such Exchangeable Share, or purchase of such Exchangeable Share pursuant to these Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement:

(i)	the Current Market Price of one Anglo Teck Share; plus

A-A-3

(ii)	an amount in cash equal to the aggregate amounts contemplated by limbs (ii) and (iv) of the definition of Exchangeable Share Price in Section 1(a); plus

(iii)	such other type of property (other than cash) contemplated by limb (iii) of the definition of Exchangeable Share Price in Section 1(a);

provided that:

(A)	the part of the consideration which represents limb (i) above shall in all cases be fully paid and satisfied only by the delivery of one Anglo Teck Share, such Anglo Teck Share to be duly and validly issued, fully paid and free of pre-emptive rights, except that in the event that Anglo Teck, the Company or CallCo pursuant to Section 22 are not required to transfer or deliver Anglo Teck Shares to the holder of any Exchangeable Shares registered to or beneficially held by a U.S. Holder in connection with the exercise by Anglo Teck or CallCo of the Liquidation Call Right or the Redemption Call Right or a redemption by the Company pursuant to Section 8, Anglo Teck, the Company or CallCo, as applicable may in its sole discretion, make the payment in limb (i) to such U.S. Holder of Exchangeable Shares in cash in lieu of Anglo Teck Shares, provided that if Anglo Teck Shares are not delivered to such U.S. Holder within the 90th day of the date that such Anglo Teck Shares would have been required to be delivered to such U.S. Holder, but for the application of Section 22, then Anglo Teck, the Company or CallCo, as applicable, shall make the payment in limb (i) to such U.S. Holder of Exchangeable Shares, in cash in lieu of Anglo Teck Shares no later than the first Business Day after such 90th day;

(B)	the part of the consideration which represents limb (iii) above shall in all cases be fully paid and satisfied only by delivery of such non-cash items;

(C)	in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and

(D)	in each case, any such consideration shall be paid without interest and less any tax required to be deducted or withheld therefrom;

“Exchangeable Share Price” means, at any time, for each Exchangeable Share, an amount equal to the aggregate of:

(i)	the Current Market Price of one Anglo Teck Share at such time;

(ii)	the full amount of all cash dividends or other cash distribution or cash return of capital declared, payable and unpaid, at such time, on such Exchangeable Share;

(iii)	the full amount of all non-cash dividends or other non-cash distribution or non-cash return of capital declared, payable and unpaid, at such time, on such Exchangeable Share; and

(iv)	the full amount, if any, of any dividend or other distribution or return of capital declared and payable or paid in respect of each Anglo Teck Share where, notwithstanding the Support Agreement, the same or an equivalent amount has not, at such time, been declared or paid on such Exchangeable Share in accordance herewith;

A-A-4

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions set out herein;

“Excluded Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote: (i) in their capacity as beneficiaries under the Voting and Exchange Trust Agreement; (ii) pursuant to sections 176(1)(b) or 176(1)(c) of the CBCA, section 183(4) of the CBCA (if the applicable amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle the holders of the Exchangeable Shares to vote as a separate class under sections 176(1)(b) or 176(1)(c) of the CBCA), or section 188 of the CBCA; or (iii) under the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and/or the Support Agreement; except, in the case of (ii) or (iii), (A) if such event occurs after the seventh (7th) anniversary of the Effective Date or (B) in circumstances where the holders of Exchangeable Shares are treated in an economically equivalent manner to holders of Anglo Teck Shares and in a manner which preserves the economic benefits of the Exchangeable Shares for such holders (which may be satisfied through the provision of cash or other consideration);

“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

“HoldCo” means [•], a corporation existing under the laws of Jersey;

“HoldCo Waiver” means the irrevocable and unconditional waiver by HoldCo dated on or around the Effective Date and entered into in connection with and pursuant to the Plan of Arrangement, pursuant to which HoldCo has waived its entitlement to any dividend or other distribution or other return of capital (other than any dividend or other distribution or return of capital to be paid or otherwise satisfied in, or by the transfer or issue of, Anglo Teck Shares (including any bonus issue of Anglo Teck Shares) which Anglo Teck and HoldCo agree, acting reasonably, is necessary or desirable to preserve economic and/or voting equivalence between the Anglo Teck Shares beneficially owned by Holdco and the Exchangeable Shares) on or in respect of the Anglo Teck Shares that are beneficially owned by HoldCo from time to time;

“Liquidation Amount” has the meaning ascribed thereto in Section  5(b);

“Liquidation Call Purchase Price” has the meaning ascribed thereto in Section 5(a)(i);

“Liquidation Call Right” has the meaning ascribed thereto in Section  5(a)(i);

“Liquidation Date” has the meaning ascribed thereto in Section  5(b);

“Other Corporation” has the meaning ascribed thereto in Section  13(c);

“Other Shares” has the meaning ascribed thereto in Section  13(c);

“Participants” means the participants in the Book-Based System;

A-A-5

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule A to the Arrangement Agreement, including any appendices thereto, and any amendments, modifications or supplements thereto made from time to time in accordance with its terms;

“Redemption Call Purchase Price” has the meaning ascribed thereto in Section  6(a);

“Redemption Call Right” has the meaning ascribed thereto in Section  6(a);

“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by the Company of all but not less than all of the outstanding Exchangeable Shares, which date shall be no earlier than the fifteenth (15th) anniversary of the Effective Date, unless:

(i)	the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by Anglo Teck and its affiliates) is less than fifteen (15%) percent of the number of Exchangeable Shares issued on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision, combination or consolidation of or share dividend on the Exchangeable Shares, any issue or distribution of rights to acquire or subscribe for Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine, upon at least 30 days’ prior written notice to Anglo Teck, the holders of the Exchangeable Shares and the Trustee;

(ii)	there is an Anglo Teck Control Transaction (except where, (A) the consideration payable to holders of equity securities of Anglo Teck consists solely of equity securities in another Person (the “Acquiring Person”), and (B) the Board of Directors determines in good faith that, following the Anglo Teck Control Transaction Effective Date, holders of Exchangeable Shares will be entitled to (x) substantially equivalent economic and voting rights as a result of their holdings of Exchangeable Shares as the former holders of equity securities of Anglo Teck will have as a result of holding equity securities in the Acquiring Person, (y) rights to exchange their Exchangeable Shares for equity securities in the Acquiring Person on an economically substantially equivalent basis to that provided for in these Exchangeable Share Provisions prior to the Anglo Teck Control Transaction Effective Date but taking into account the terms of the Anglo Teck Control Transaction, and (z) other rights in relation to the Acquiring Person that are substantially equivalent to those in relation to Anglo Teck as provided for in these Exchangeable Share Provisions prior to the Anglo Teck Control Transaction Effective Date), then the Board of Directors may accelerate such Redemption Date to the Anglo Teck Control Transaction Effective Date for such Anglo Teck Control Transaction upon such number of days prior written notice to Anglo Teck, the holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

A-A-6

(iii)	(A) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of the Company (other than an Exempt Exchangeable Share Voting Event or an Excluded Exchangeable Share Voting Event) (an “Exchangeable Share Voting Event”); (B) the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter contemplated by the Exchangeable Share Voting Event (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) in any other commercially reasonable manner that does not result in the occurrence of an Exchangeable Share Voting Event; and (C) the holders of Exchangeable Shares fail to take the necessary action at a meeting of the Company’s shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the Exchangeable Share Voting Event, in which case the Board of Directors may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine (but provided the Redemption Date is not earlier than the Business Day following the date on which the latest of the events described in (A), (B) and (C) above occurs);

(iv)	(A) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of the Company in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares (an “Exempt Exchangeable Share Voting Event”); (B) the change is necessary to maintain the economic equivalence of the Exchangeable Shares and the Anglo Teck Shares; and (C) the holders of Exchangeable Shares fail to take the necessary action at a meeting of the Company’s shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the change, in which case the Board of Directors may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine (but provided the Redemption Date is not earlier than the Business Day following the day on which the holders of Exchangeable Shares fail to take such action); or

(v)	there is a Change of Law, in which case the Board of Directors may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine, upon at least 30 days’ prior written notice to Anglo Teck, the holders of the Exchangeable Shares and the Trustee, provided, however, that the accidental failure or omission to give any notice of redemption to any of the holders of Exchangeable Shares shall not affect the validity of any such redemption;

“Redemption Price” has the meaning ascribed thereto in Section  8(a);

“Retracted Shares” has the meaning ascribed thereto in Section  7(a)(i);

“Retraction Call Notice” has the meaning ascribed thereto in Section  7(b)(ii);

“Retraction Call Right” has the meaning ascribed thereto in Section  7(a)(i)(C);

A-A-7

“Retraction Call Right Purchase Price” has the meaning ascribed thereto in Section  7(b)(i);

“Retraction Date” has the meaning ascribed thereto in Section  7(a)(i);

“Retraction Price” has the meaning ascribed thereto in Section  7(a)(i);

“Retraction Request” has the meaning ascribed thereto in Section  7(a)(i);

“Stamp Taxes” has the meaning ascribed thereto in Section  16(d).

“Stock Exchanges” means each of the TSX, the New York Stock Exchange, the London Stock Exchange and the Johannesburg Stock Exchange;

“Support Agreement” means the exchangeable share support agreement dated the Effective Date among Anglo Teck, the Company and CallCo entered into in connection with and pursuant to the Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“System Operator” means CDS or its nominee or any successor thereof;

“Takeover Offer” means any “takeover bid” or “takeover offer” (each as defined in the Companies Act) or similar tender offer (in each case) as a result of which any Person will become the holder of more than 50% of the Anglo Teck Shares in issue at the applicable Anglo Teck Control Transaction Effective Date (for this purpose inclusive of any Anglo Teck Shares held by HoldCo but excluding the Charitable Trust Shares);

“Takeover Scheme” means any scheme of arrangement under Part 26 of Companies Act to acquire Anglo Teck Shares as a result of which any Person will become the holder of more than 50% of the Anglo Teck Shares in issue at the applicable Anglo Teck Control Transaction Effective Date (for this purpose inclusive of any Anglo Teck Shares held by HoldCo but excluding the Charitable Trust Shares);

“Tax Act” means the Income Tax Act (Canada);

“Transfer Agent” means Computershare Investor Services Inc. or such other Person as may from time to time be appointed by the Company as the registrar and transfer agent for the Exchangeable Shares;

“Trustee” means Computershare Trust Company of Canada, a corporation organized and existing under the laws of Canada, being the trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“TSX” means the Toronto Stock Exchange;

“U.S. Prospectus” means a prospectus meeting the applicable requirements of the U.S. Securities Act for the sale or resale of the Anglo Teck Shares that may be transferred or delivered to holders of Exchangeable Shares by Anglo Teck or CallCo pursuant to these Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement;

A-A-8

“U.S. Registration Statement” means a registration statement on an appropriate form under the U.S. Securities Act to register the sale or resale of any and all of the Anglo Teck Shares that may be transferred or delivered to holders of Exchangeable Shares by Anglo Teck or CallCo pursuant to these Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement;

“U.S. Holder” means a holder of securities who is a U.S. person as defined under Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933; and

“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement dated the Effective Date among Anglo Teck, the Company, CallCo, HoldCo and the Trustee entered into in connection with and pursuant to the Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

(b)	Interpretation Not Affected by Headings. The division of these Exchangeable Share Provisions into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Section” followed by a number and/or a letter refer to the specified section of these Exchangeable Share Provisions.

(c)	Number and Gender. In these Exchangeable Share Provisions, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

(d)	Date of Any Action and Computation of Time. If the date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada, unless otherwise specified.

(e)	Currency. In these Exchangeable Share Provisions, unless otherwise stated, all references to sums of money are expressed in Canadian dollars.

(f)	Statutes. Any reference to a statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as it and they may be promulgated thereunder or amended from time to time.

(g)	Other Definitional and Interpretive Provisions.

(i)	References to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(ii)	References to any contract or agreement are to that contract or agreement as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(iii)	References to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.

A-A-9

2.	Ranking of Exchangeable Shares

The Exchangeable Shares shall be entitled to a preference over the Common Shares, the Deferred Shares and any other shares ranking junior to the Exchangeable Shares: (a) with respect to the payment of dividends or other distributions or returns of capital as and to the extent provided in Section  3 and (b) with respect to the payment of any other dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs as and to the extent provided in Section  5.

3.	Dividends and Distributions

(a)	Dividends and Distributions. A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Anglo Teck Dividend Declaration Date, declare a dividend or other distribution or return of capital on each Exchangeable Share:

(i)	in the case of a cash dividend or other cash distribution or cash return of capital declared on or in respect of the Anglo Teck Shares, in an amount in cash for each Exchangeable Share equal to the Canadian dollar equivalent of such cash dividend or other cash distribution or cash return of capital declared on or in respect of each Anglo Teck Share as determined by Anglo Teck acting reasonably in accordance with its general dividend payment processes; provided, however, that in the case of a cash distribution or cash return of capital, to the extent the Board of Directors determines, in good faith and in its sole discretion, that an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act), the Company will (or if such distribution or return of capital would be treated as a deemed dividend under the Tax Act, may), in lieu of such cash distribution or cash return of capital, elect to declare and pay a contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Section 3(e)) dividend on the outstanding Exchangeable Shares;

(ii)	in the case of a share dividend or other share distribution or return of capital declared on or in respect of the Anglo Teck Shares to be paid or otherwise satisfied in Anglo Teck Shares (including any bonus issuance of Anglo Teck Shares), to be paid or otherwise satisfied by the issue by the Company of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Anglo Teck Shares to be issued or distributed on or in respect of on each Anglo Teck Share on the Anglo Teck Dividend Declaration Date; provided, however, that (A) the Company may, in lieu of such issue of Exchangeable Shares, elect to effect a contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Sections 3(e) and 3(f)) subdivision of the outstanding Exchangeable Shares or (B) in the case of a distribution or return of capital to be paid or otherwise satisfied in Anglo Teck Shares, to the extent the Board of Directors determines, in good faith and in its sole discretion, that an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act) and to the extent the Company does not elect to effect a contemporaneous and economically equivalent subdivision of the outstanding Exchangeable Shares as contemplated by (A) above, the Company will (or if such distribution or return of capital would be treated as a deemed dividend under the Tax Act, may), in lieu of such distribution or return of capital, elect to declare and pay a contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Section 3(e) and 3(f)) dividend on the outstanding Exchangeable Shares; or

A-A-10

(iii)	in the case of a dividend or other distribution or return of capital declared on or in respect of the Anglo Teck Shares to be paid or otherwise satisfied in property other than cash or Anglo Teck Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the Board of Directors in accordance with Section 3(e)) to the type and amount of property declared as a dividend or other distribution or return of capital on or in respect of each Anglo Teck Share on the Anglo Teck Dividend Declaration Date; and provided, however, that in the case of a distribution or return of capital, to the extent the Board of Directors determines, in good faith and in its sole discretion, that an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act), the Company will, in lieu of such distribution or return of capital, elect to declare and pay a contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Section 3(e)) dividend on the outstanding Exchangeable Shares, such dividends or other distributions or returns of capital shall be paid out of money, assets or property of the Company (less any amounts withheld pursuant to Section  16(c)) properly applicable to the payment of dividends or other distributions or returns of capital, out of authorized but unissued Exchangeable Shares of the Company or through the subdivision of outstanding Exchangeable Shares, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions or returns of capital other than or in excess of the dividends or other distributions or returns of capital referred to in this Section  3(a).

(b)	Payments of Dividends and Distributions. Cheques of the Company payable at par at any branch of the bankers of the Company shall be issued in respect of any cash dividends or other cash distributions or returns of capital contemplated by Section 3(a)(i) and the sending of such cheque to each holder of an Exchangeable Share shall satisfy the cash dividend or other cash distribution or return of capital represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares or written evidence of the book entry issuance or transfer to the registered holder of Exchangeable Shares shall be delivered in respect of any share dividends or other share distributions or returns of capital contemplated by Section 3(a)(ii) or any subdivision of the Exchangeable Shares under Sections 3(a)(ii) and 3(e)(v), and the sending of such certificates or written evidence to each holder of an Exchangeable Share shall satisfy the share dividend or other distribution or return of capital represented thereby. Such other type and amount of property in respect of any dividends or other distributions or returns of capital contemplated by Section 3(a)(iii) shall be issued, distributed or transferred by the Company in such manner as it shall determine, and the issuance, distribution or transfer thereof by the Company to each holder of an Exchangeable Share shall satisfy the dividend or other distribution or return of capital represented thereby. Subject to the requirements of applicable law with respect to unclaimed property, no holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Company any dividend or other distribution or return of capital that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend or other distribution or return of capital was payable.

A-A-11

(c)	Record and Payment Dates.

(i)	The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution or return of capital declared on or in respect of the Exchangeable Shares under Section 3(a) shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution or return of capital declared on or in respect of the Anglo Teck Shares.

(ii)	The record date for the determination of the holders of Exchangeable Shares entitled to receive Exchangeable Shares in connection with any subdivision of the Exchangeable Shares under Sections 3(a)(ii) and 3(f), and the effective date of such subdivision, shall be the same dates as the record and payment date, respectively, for the corresponding share dividend or other distribution or return of capital declared on or in respect of the Anglo Teck Shares.

(d)	Partial Payment. If on any payment date for any dividends or other distributions or returns of capital declared on or in respect of the Exchangeable Shares under Section 3(a) the dividends or other distributions or returns of capital are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions or returns of capital that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Company shall have sufficient moneys, assets or property properly applicable to the payment of such dividends or other distributions or returns of capital.

(e)	Economic Equivalence. The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified third party financial or other advisors as the Board of Directors may determine), “economic equivalence” for the purposes of these Exchangeable Share Provisions and each such determination shall be conclusive and binding on the Company and its shareholders, absent manifest error. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i)	in the case of any share dividend or other share distribution or return of capital payable or otherwise to be satisfied in Anglo Teck Shares (including by way of bonus issue of Anglo Teck Shares), the number of Anglo Teck Shares issued as a result of such share dividend or other share distribution or return of capital in proportion to the number of Anglo Teck Shares outstanding immediately prior to such share dividend or other share distribution or return of capital;

(ii)	in the case of the issuance or distribution of any rights, options, warrants or any other form of instruments to subscribe for or purchase Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares), the relationship between the exercise price of each such right, option, warrant or instrument, the number of such rights, options, warrants or other instruments to be issued or distributed in respect of each Anglo Teck Share and the Current Market Price of an Anglo Teck Share, the price volatility of the Anglo Teck Shares and the terms of any such instrument;

A-A-12

(iii)	in the case of the issuance or distribution of any other form of property (including any shares or securities of Anglo Teck of any class other than Anglo Teck Shares, any rights, options, warrants or other instruments (other than those referred to in Section 3(e)(ii)), any evidences of indebtedness of Anglo Teck or any assets of Anglo Teck or any of its affiliates), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Anglo Teck Share and the Current Market Price of an Anglo Teck Share;

(iv)	in the case of any subdivision, redivision or change of the then outstanding Anglo Teck Shares into a greater number of Anglo Teck Shares or the reduction, combination, consolidation or change of the then outstanding Anglo Teck Shares into a lesser number of Anglo Teck Shares or any amalgamation, scheme of arrangement, merger, arrangement, reorganization or other transaction affecting Anglo Teck Shares or redenomination of Anglo Teck Shares, the effect thereof upon the then outstanding Anglo Teck Shares; and

(v)	in all such cases, the general taxation consequences of the relevant event to beneficial owners of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to beneficial owners of Anglo Teck Shares as a result of differences between taxation laws of Canada and the United Kingdom (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of beneficial owners of Exchangeable Shares).

(f)	Subdivision on Share Dividend. In the case of a share dividend or other share distribution or return of capital declared on or in respect of Anglo Teck Shares to be paid or otherwise satisfied in Anglo Teck Shares (including any bonus issuance of Anglo Teck Shares), in lieu of declaring the share dividend or other distribution or return of capital on the Exchangeable Shares to be paid by the issue Exchangeable Shares as contemplated by Section 3(a)(ii), the Board of Directors may, in good faith and in its sole discretion and subject to applicable law and to obtaining all required regulatory approvals, subdivide, redivide or change each issued and unissued Exchangeable Share on the basis that each Exchangeable Share before such subdivision, redivision or change becomes a number of Exchangeable Shares equal to the sum of (i) one Anglo Teck Share and (ii) the number of Anglo Teck Shares to be paid or otherwise distributed as a share dividend or other share distribution or return of capital on or in respect of each Anglo Teck Share. In such instance, and notwithstanding any other provision hereof, such subdivision, redivision or change, shall become effective on the payment date specified in Section 3(c)(ii) without any further act or formality on the part of the Board of Directors or of the holders of Exchangeable Shares. For greater certainty, subject to applicable law, no approval of the holders of Exchangeable Shares to an amendment to the articles of the Company shall be required to give effect to such subdivision, redivision or change.

A-A-13

4.	Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Company shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section  12(b):

(a)	pay any dividends or other distributions or returns of capital on the Common Shares, the Deferred Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions or returns of capital, other than share dividends or other share distributions or other returns of capital payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of Common Shares, the Deferred Shares or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase or make any capital distribution in respect of any other shares of the Company ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; or

(d)	issue any Exchangeable Shares or any other shares ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of share dividends or other share distributions or other returns of capital to the holders of such Exchangeable Shares or as otherwise envisaged by these Exchangeable Share Provisions;

provided, however, that the restrictions in this Section 4 shall not apply if all dividends or other distributions or returns of capital on the outstanding Exchangeable Shares corresponding to dividends or other distributions or returns of capital declared and paid on the Anglo Teck Shares prior to the date of any such event referred to in this Section 4 shall have been declared and paid in full on the Exchangeable Shares.

5.	Liquidation

(a)	Liquidation Call Right.

(i)	Subject to Section 5(a)(ii), CallCo and Anglo Teck shall each have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs (voluntary or involuntary), subject to the sale and purchase contemplated by the Automatic Exchange Right, to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) calculated as at the last Business Day prior to the Liquidation Date (the “Liquidation Call Purchase Price”) in accordance with this Section 5(a)(i). In the event of the exercise of the Liquidation Call Right by CallCo or Anglo Teck, as the case may be, each such holder of Exchangeable Shares (other than Anglo Teck and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by that holder to CallCo or Anglo Teck, as the case may be, on the Liquidation Date upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to such holder of the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration) for each such share, and the Company shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased.

A-A-14

(ii)	Anglo Teck shall only be entitled to exercise the Liquidation Call Right if CallCo has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, CallCo or Anglo Teck must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right: (A) in the case of a voluntary liquidation, dissolution or winding-up of the Company or any other voluntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least 30 days before the Liquidation Date; or (B) in the case of an involuntary liquidation, dissolution or winding-up of the Company or any other involuntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least five (5) Business Days before the Liquidation Date. The Company shall instruct the Transfer Agent to, and the Transfer Agent shall, notify the holders of the Exchangeable Shares as to whether or not CallCo or Anglo Teck has exercised the Liquidation Call Right forthwith after the expiry of the period during which CallCo or Anglo Teck may exercise the Liquidation Call Right. If CallCo or Anglo Teck exercises the Liquidation Call Right, then on the Liquidation Date, CallCo or Anglo Teck, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

(iii)	For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Liquidation Call Right, CallCo or Anglo Teck, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the aggregate Liquidation Call Purchase Price for all holders of the Exchangeable Shares (other than Anglo Teck and its affiliates), less any amounts withheld pursuant to Section 16(c). Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Anglo Teck and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Liquidation Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Liquidation Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Anglo Teck Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and these Exchangeable Share Provisions, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of CallCo or Anglo Teck, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive. If neither CallCo nor Anglo Teck exercises the Liquidation Call Right in the manner described above, each holder of Exchangeable Shares will be entitled to receive, on the Liquidation Date, the Liquidation Amount otherwise payable by the Company in respect of the Exchangeable Shares held by such holder in connection with the liquidation, dissolution or winding-up of the Company or any distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs pursuant to Section 5 of these Exchangeable Share Provisions.

A-A-15

(b)	Liquidation Amount. Subject to applicable laws and the due exercise by CallCo or Anglo Teck of the Liquidation Call Right (which shall itself be subject to the sale and purchase contemplated by the Automatic Exchange Right), in the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of the Company in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution, winding-up or other distribution (the “Liquidation Date”), before any distribution of any part of the assets of the Company among the holders of the Common Shares, the Deferred Shares or any other shares ranking junior to the Exchangeable Shares with respect to dividends or other distributions an amount per share (the “Liquidation Amount”) equal to the Exchangeable Share Price, calculated as at the last Business Day prior to the Liquidation Date, which price shall be satisfied in full by the Company delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Liquidation Amount.

A-A-16

(c)	Payment of Liquidation Amount. In the case of a distribution pursuant to Section 5(b), and provided that the sale and purchase contemplated by the Automatic Exchange Right has not occurred and that the Liquidation Call Right has not been exercised by CallCo or Anglo Teck, on or promptly after the Liquidation Date, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares. Payment of the Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of such holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by such holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration such holder is entitled to receive pursuant to Section 5(b). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, their proportionate part of the aggregate Liquidation Amount, unless payment of the aggregate Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Liquidation Amount has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred to, and deposited in a custodial account with, any chartered bank or trust company the Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by such bank or trust company as trustee for and on behalf of, and for the use and benefit of, such holders. Upon such deposit being made, the rights of a holder of Exchangeable Shares as of the date of such deposit shall be limited to receiving its proportionate part of the aggregate Liquidation Amount for such Exchangeable Shares so deposited, without interest, and all dividends and other distributions or returns of capital on or with respect to the Anglo Teck Shares to which such holder is entitled with a record date on or after the date of such deposit and before the date of transfer of such Anglo Teck Shares to such holder (in each case less any amounts withheld pursuant to Section 16(c)) against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Anglo Teck Shares delivered to them or the custodian on their behalf.

(d)	No Right to Participate in Further Distributions. After the Company has satisfied its obligations to pay the holders of the Exchangeable Shares the aggregate Liquidation Amount per Exchangeable Share pursuant to this Section 5, such holders shall not be entitled to share in any further distribution of the assets of the Company.

6.	Redemption Call Right

(a)	Subject to Section 6(b) and notwithstanding the proposed redemption of the Exchangeable Shares by the Company pursuant to Section 8 of these Exchangeable Share Provisions, CallCo and Anglo Teck shall each have the overriding right (the “Redemption Call Right”) to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) calculated as at the last Business Day prior to the Redemption Date (the “Redemption Call Purchase Price”) in accordance with Section 6(c). In the event of the exercise of the Redemption Call Right by CallCo or Anglo Teck, as the case may be, each such holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to CallCo or Anglo Teck, as the case may be, on the Redemption Date upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to such holder of the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration), and the Company shall have no obligation to redeem, or to pay the Redemption Price in respect of, such shares so purchased.

A-A-17

(b)	Anglo Teck shall only be entitled to exercise the Redemption Call Right if CallCo has not exercised the Redemption Call Right. To exercise the Redemption Call Right, CallCo or Anglo Teck must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right (i) in the case of a redemption occurring as a result of an Anglo Teck Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, on or before the Redemption Date, and (ii) in any other case, at least 30 days before the Redemption Date. The Company shall instruct the Transfer Agent to and the Transfer Agent shall notify the holders of the Exchangeable Shares as to whether or not CallCo or Anglo Teck has exercised the Redemption Call Right forthwith after the expiry of the period during which CallCo or Anglo Teck may exercise the Redemption Call Right. If CallCo or Anglo Teck exercises the Redemption Call Right, CallCo or Anglo Teck, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) will sell, on the Redemption Date, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

(c)	For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Redemption Call Right, CallCo or Anglo Teck, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, the Exchangeable Share Consideration representing the aggregate Redemption Call Purchase Price less any amounts withheld pursuant to Section 16(c). Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Anglo Teck and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Redemption Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Redemption Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the Anglo Teck Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and these Exchangeable Share Provisions, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of CallCo or Anglo Teck, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive. If neither CallCo nor Anglo Teck exercises the Redemption Call Right in the manner described above, each holder of Exchangeable Shares will be entitled to receive, on the Redemption Date, the redemption price otherwise payable by the Company in respect of the Exchangeable Shares held by such holder in connection with the redemption of the Exchangeable Shares pursuant to Section 8 of these Exchangeable Share Provisions.

7.	Retraction of Exchangeable Shares

(a)	Retraction at Option of Holder

A-A-18

(i)	Subject to applicable laws and the due exercise by CallCo or Anglo Teck of the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time to require the Company to redeem any or all (but which must be a whole number) of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price calculated as at the last Business Day prior to the Retraction Date (the “Retraction Price”), which price shall be satisfied in full by the Company delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. A holder of Exchangeable Shares must give notice of a request to redeem by presenting and surrendering to the Company, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares that such holder desires to have the Company redeem, together with (x) such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require and (y) a duly executed request (the “Retraction Request”) in the form of Appendix I hereto or in such other form as may be acceptable to the Company:

(A)	specifying that such holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Company; provided that the number of Retracted Shares must be a whole number of Exchangeable Shares;

(B)	acknowledging that the date on which the Company shall redeem the Retracted Shares (the “Retraction Date”) shall be the last Business Day of the calendar month during which the Retraction Request is received by the Company; provided however that if the Retraction Request is received by the Company on any of the last five (5) Business Days of a calendar month, the Retraction Date shall instead be the last Business Day of the next occurring calendar month; and

(C)	acknowledging the overriding right (the “Retraction Call Right”) of CallCo and Anglo Teck to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to CallCo or Anglo Teck in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 7(b).

A-A-19

(ii)	In the case of a redemption of Exchangeable Shares pursuant to this Section 7(a), upon receipt by the Company or the Transfer Agent in the manner specified in Section 7(a)(i) of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have the Company redeem, together with a duly executed Retraction Request and such additional documents and instruments specified in Section 7(a)(i) or that the Company may reasonably require, and provided that (A) the Retraction Request has not been revoked by the holder of such Retracted Shares in the manner specified in Section 7(a)(iv), and (B) neither CallCo nor Anglo Teck has exercised the Retraction Call Right, the Company shall redeem the Retracted Shares effective at the close of business on the Retraction Date. On the Retraction Date, the Company shall deliver or cause to be delivered to such holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the Retraction Request or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Price and such delivery or electronic transfer of such Exchangeable Share Consideration by the Company or on behalf of the Company by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation. If only a part of the Exchangeable Shares represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Company. On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive the aggregate Retraction Price in respect thereof, unless payment of the aggregate Retraction Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of the certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Company shall thereafter be considered and deemed for all purposes to be a holder of the Anglo Teck Shares delivered to such holder.

A-A-20

(iii)	Notwithstanding any other provision of this Section 7, (A) the Company shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request if and to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable laws, and (B) the Company shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request that are registered in the name of or beneficially held by any U.S. Holder unless the U.S. Registration Statement is effective and a U.S. Prospectus is available. If the Company believes, after due enquiry, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither CallCo nor Anglo Teck has exercised the Retraction Call Right with respect to such Retracted Shares, the Company shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Company. In any case in which the redemption by the Company of Retracted Shares would be contrary to solvency requirements or other provisions of applicable laws, the Company shall redeem Retracted Shares in accordance with Section 7(a)(ii) on a pro rata basis (disregarding fractions) in proportion to the total number of Exchangeable Shares tendered for retraction and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Company, representing the Retracted Shares not redeemed by the Company pursuant to Section 7(a)(ii). If the Company would otherwise be obligated to redeem Retracted Shares pursuant to Section 7(a)(ii) but is not obligated to do so as a result of solvency requirements or other provisions of applicable laws, the holder of any such Retracted Shares not redeemed by the Company pursuant to Section 7(a)(ii) as a result of solvency requirements or other provisions of applicable laws shall be deemed, by delivery of the Retraction Request, to have instructed the Trustee to require CallCo or Anglo Teck to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by CallCo or Anglo Teck to such holder of the aggregate Retraction Price in respect of such Retracted Shares, all as more specifically provided for in the Voting and Exchange Trust Agreement.

(iv)	A holder of Retracted Shares may, by notice in writing given by the holder to the Company before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to CallCo or Anglo Teck shall be deemed to have been revoked.

(b)	Retraction Call Rights

(i)	In the event that a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 7(a), and subject to the limitations set forth in Section 7(b)(ii) (including that Anglo Teck shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which CallCo has not exercised its Retraction Call Right), the Retraction Call Right will be available to each of CallCo and Anglo Teck, notwithstanding the requested redemption of the Exchangeable Shares by the Company pursuant to Section 7(a), to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by CallCo or Anglo Teck, as the case may be, of an amount per share equal to the Exchangeable Share Price calculated as at the last Business Day prior to the Retraction Date (the “Retraction Call Right Purchase Price”), which price shall be satisfied in full by CallCo or Anglo Teck, as the case may, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right in respect of Retracted Shares, the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to CallCo or Anglo Teck, as the case may be, on the Retraction Date on payment by CallCo or Anglo Teck, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such Retracted Shares as set forth in this Section 7(b)(i).

A-A-21

(ii)	Upon receipt by the Company of a Retraction Request, the Company shall immediately notify CallCo and Anglo Teck thereof and shall provide CallCo and Anglo Teck with a copy of the Retraction Request. Anglo Teck shall only be entitled to exercise its Retraction Call Right with respect to those holders of Retracted Shares, if any, in respect of which CallCo has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, CallCo or Anglo Teck, as the case may be, must notify the Company in writing of its determination to do so (a “Retraction Call Notice”) within five Business Days after the Company notifies CallCo and Anglo Teck of the Retraction Request. If neither CallCo nor Anglo Teck so notifies the Company within such five Business Day period, the Company shall notify the holder as soon as possible thereafter that neither CallCo nor Anglo Teck will exercise the Retraction Call Right. If one or both of CallCo and Anglo Teck delivers a Retraction Call Notice within such five Business Day period and duly exercises its Retraction Call Right in accordance with this Section 7(b)(ii), the obligation of the Company to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares in the manner specified in Section 7(a)(iv), CallCo or Anglo Teck, as the case may be, shall purchase from such holder and such holder shall sell to CallCo or Anglo Teck, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the Transfer Agent as provided in Section 7(b)(iii), the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Company of such Retracted Shares shall take place on the Retraction Date.

(iii)	For the purpose of completing a purchase of Retracted Shares pursuant to the exercise of the Retraction Call Right, CallCo or Anglo Teck, as the case may be, shall deliver or cause to be delivered to the holder of such Retracted Shares, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price to which such holder is entitled and such delivery or electronic transfer of Exchangeable Share Consideration on behalf of CallCo or Anglo Teck, as the case may be, shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Right Purchase Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation.

(iv)	On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive the aggregate Retraction Call Right Purchase Price in respect thereof, unless payment of the aggregate Retraction Call Right Purchase Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Right Purchase Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Right Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so purchased by CallCo or Anglo Teck, as the case may be, shall thereafter be considered and deemed for all purposes to be a holder of the Anglo Teck Shares delivered to such holder.

A-A-22

8.	Redemption of Exchangeable Shares by the Company

(a)	Redemption Amount. Subject to applicable laws and the due exercise by CallCo or Anglo Teck of the Redemption Call Right, the Company shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Anglo Teck and its affiliates) for an amount per share (the “Redemption Price”) equal to the Exchangeable Share Price calculated as at the last Business Day prior to the Redemption Date, which price shall be satisfied in full by the Company delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder.

(b)	Notice of Redemption. In the case of a redemption of Exchangeable Shares pursuant to Section 8(a), the Company shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a Anglo Teck Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Company or the purchase by CallCo or Anglo Teck under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a Anglo Teck Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of the redemption by the Company or the purchase by CallCo or Anglo Teck, as the case may be, of the Exchangeable Shares under the Redemption Call Right will be sent on or before the Redemption Date, on as many days’ prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

A-A-23

(c)	Payment of Redemption Price. On or promptly after the Redemption Date, and provided that the Redemption Call Right has not been exercised by CallCo or Anglo Teck, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by notice to the holders of the Exchangeable Shares. Payment of the Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, of the Exchangeable Share Consideration representing the Redemption Price. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, their proportionate part of the aggregate Redemption Price, unless payment of the aggregate Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Redemption Price has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the aggregate Redemption Price (in the form of Exchangeable Share Consideration) of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest earned on such deposit shall belong to the Company. Provided that such aggregate Redemption Price has been so deposited prior to the Redemption Date, on and after the Redemption Date, the Exchangeable Shares in respect of which such deposit shall have been made shall be redeemed and the rights of the holders thereof after the Redemption Date shall be limited to receiving, without interest, their proportionate part of the aggregate Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the certificates for the Exchangeable Shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Anglo Teck Shares delivered to them or the custodian on their behalf.

9.	Purchase for Cancellation

(a)	Private Agreement. Subject to applicable laws and the articles of the Company, and notwithstanding Section 9(b), the Company may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with the holder thereof.

(b)	Tender Offer. Subject to applicable laws and the articles of the Company, the Company may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares by tender to all the holders of Exchangeable Shares then outstanding at any price per share, together with an amount equal to all declared and unpaid dividends thereon for which the record date has occurred prior to the date of purchase. If in response to an invitation for tenders under the provisions of this Section 9(b) more Exchangeable Shares are tendered at a price or prices acceptable to the Company than the Company is prepared to purchase, the Exchangeable Shares to be purchased by the Company shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Exchangeable Shares tendered by each holder who submits a tender to the Company, provided that when Exchangeable Shares are tendered at different prices the pro rating shall be effected (disregarding fractions) only with respect to the Exchangeable Shares tendered at the price at which more Exchangeable Shares were tendered than the Company is prepared to purchase after the Company has purchased all the Exchangeable Shares tendered at lower prices. If only part of the Exchangeable Shares represented by any certificate is purchased pursuant to this Section 9(b), a new certificate for the balance of such Exchangeable Shares shall be issued at the expense of the Company.

A-A-24

10.	Voting Rights

Except as required by applicable laws and by Section  12, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting. For greater certainty, nothing in these Exchangeable Share Provisions shall provide holders of Exchangeable Shares with the right to receive notice of or to attend any meeting of Anglo Teck at which Anglo Teck shareholders are entitled to vote, including on any corporate action of Anglo Teck at any such meeting, or to vote at any such meeting (other than in the holders of the Exchangeable Shares’ capacities as beneficiaries under the Voting and Exchange Trust Agreement by directing the voting of Anglo Teck Shares held by HoldCo in accordance with the terms of the Voting and Exchange Trust Agreement).

11.	Tax Matters

(a)	The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Tax Act shall be an amount equal to an amount specified by the Board of Directors concurrent with the issuance of the Exchangeable Shares.

(b)	The Company shall make an election under section 191.2 of the Tax Act in respect of the Exchangeable Shares.

12.	Amendment and Approval

(a)	Amendment. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

A-A-25

(b)	Approval. Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable laws, the Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable laws, subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution by holders of Exchangeable Shares at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided, however, that if at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned and reconvened to such date as is not less than five days thereafter and to such time and place as may be designated by the Chair of such meeting. At such reconvened meeting, the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution by holders of Exchangeable Shares at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares. Each holder of Exchangeable Shares acknowledges that the Support Agreement provides, in part, that, for so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, CallCo and Anglo Teck shall, and shall ensure that each of them and their respective affiliates do not: (i) exercise any voting rights as a direct or indirect registered or beneficial holder of any Exchangeable Shares or cause any Exchangeable Shares of which it is a direct or indirect registered or beneficial holder to be represented at a meeting of holders of Exchangeable Shares for purposes of quorum or otherwise (other than appointing proxyholders with respect to all Exchangeable Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting); or (ii) without limiting (i) above, exercise any voting rights as a direct or indirect registered or beneficial holder of any shares in the capital of the Company to initiate the voluntary liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

13.	Reciprocal Changes, etc. in Respect of Anglo Teck Shares

(a)	Acknowledgement in Respect of Issuances or Distributions. Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that, for so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, Anglo Teck will not, except as provided in the Support Agreement, without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b):

(i)	issue or distribute Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares) to the holders of all or substantially all of the then outstanding Anglo Teck Shares (which term “all or substantially all” for purposes of this Section 13(a)(i) shall exclude any Anglo Teck Shares held by HoldCo, unless such issue or distribution falls within the exclusion from the scope of the HoldCo Waiver) by way of share dividend or other distribution or return of capital, other than an issue of Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares) to holders of Anglo Teck Shares (A) who exercise an option to receive dividends in Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement;

(ii)	issue or distribute rights, options, warrants or any other form of instruments (including any convertible or exchangeable instrument) to the holders of all or substantially all of the then outstanding Anglo Teck Shares (which term “all or substantially all” for purposes of this Section 13(a)(ii) shall exclude any Anglo Teck Shares held by (x) HoldCo, unless such issue or distribution falls within the exclusion from the scope of the HoldCo Waiver and (y) the holders of the Charitable Trust Shares) entitling them to subscribe (including upon conversion or exchange) for or to purchase Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares); or

A-A-26

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding Anglo Teck Shares (which term “all or substantially all” for purposes of this Section 13(a)(iii) shall exclude HoldCo in respect of any Anglo Teck Shares held by HoldCo):

(A)	shares or securities of Anglo Teck of any class other than Anglo Teck Shares;

(B)	rights, options, warrants or other instruments other than those referred to in Section 13(a)(ii) above;

(C)	evidence of indebtedness of Anglo Teck; or

(D)	assets of Anglo Teck or any of its affiliates;

unless, in each case, the Company issues or distributes the same Anglo Teck Shares, rights, options, warrants, instruments, securities, shares, evidences of indebtedness or other assets, or in each case their economic equivalent, simultaneously to holders of the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Anglo Teck (including to HoldCo) in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that, for so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section  12(b).

(b)	Acknowledgement in Respect of Corporate Changes. Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that, for so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, Anglo Teck will not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b):

(i)	subdivide, redivide or change the then outstanding Anglo Teck Shares into a greater number of Anglo Teck Shares;

(ii)	reduce, combine, consolidate or change the then outstanding Anglo Teck Shares into a lesser number of Anglo Teck Shares; or

(iii)	reclassify or otherwise change the Anglo Teck Shares or effect an amalgamation, merger, reorganization or other transaction (including a redenomination) affecting the Anglo Teck Shares;

A-A-27

unless, in each case, the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Anglo Teck in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and the Plan of Arrangement. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section  12(b).

(c)	Successorship Transaction. Notwithstanding the foregoing provisions of this Section 13, in the event of an Anglo Teck Control Transaction which does not result in an acceleration of the Redemption Date in accordance with limb (ii) of the definition of Redemption Date in Section 1(a) and:

(i)	in which Anglo Teck merges or amalgamates with, or in which all or substantially all of the then outstanding Anglo Teck Shares are acquired (and which term “all or substantially all” for purposes of this Section 13(c)(i) shall disregard the Charitable Trust Shares or any arrangements in respect thereof) by one or more other corporations or other legal entities to which Anglo Teck is, immediately before such merger, amalgamation or acquisition, related within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof); and

(ii)	in which all or substantially all of the then outstanding Anglo Teck Shares are converted into or exchanged for shares or rights to receive such shares of another corporation or other legal entity that, immediately after such Anglo Teck Control Transaction, owns or controls, directly or indirectly, Anglo Teck, then all references herein to “Anglo Teck” shall thereafter be and be deemed to be references to such other corporation or legal entity (the “Other Corporation”) and all references herein to “Anglo Teck Shares” shall thereafter be and be deemed to be references to such other shares or rights to receive such shares (the “Other Shares”) (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to these Exchangeable Share Provisions or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to such Anglo Teck Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to these Exchangeable Share Provisions or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the applicable Anglo Teck Control Transaction Effective Date and such Anglo Teck Control Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

A-A-28

14.	Actions by the Company under the Support Agreement

(a)	Actions by the Company. The Company will take all such actions and do all such things as shall be reasonably necessary or advisable to perform and comply with and to ensure performance and compliance by Anglo Teck, CallCo and the Company with all provisions of the Support Agreement applicable to Anglo Teck, CallCo and the Company, respectively, in accordance with their terms, including taking all such actions and doing all such things as shall be reasonably necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant to such agreement.

(b)	Changes to the Support Agreement. The Company shall not propose (unless such proposal contemplates obtaining the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b)), agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(i)	adding to the covenants of any or all of the other parties to the Support Agreement if the board of directors of each of Anglo Teck, CallCo and the Company shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(ii)	evidencing the succession of successors to Anglo Teck either by operation of law or agreement to the liabilities and covenants of Anglo Teck under the Support Agreement (“Anglo Teck Successors”) and the covenants of and obligations assumed by each such Anglo Teck Successor in accordance with the provisions of Article 3 of the Support Agreement;

(iii)	making such amendments or modifications not inconsistent with the Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the board of directors of each of Anglo Teck, CallCo and the Company, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(iv)	making such changes in or corrections to the Support Agreement which, on the advice of counsel to Anglo Teck, CallCo and the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the board of directors of each of Anglo Teck, CallCo and the Company shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

15.	Actions by the Company under the Voting and Exchange Trust Agreement.

(a)	Actions by the Company. The Company will take all such actions and do all such things as shall be reasonably necessary or advisable to perform and comply with and to ensure performance and compliance by Anglo Teck, CallCo and the Company with all provisions of the Voting and Exchange Trust Agreement applicable to Anglo Teck, CallCo and the Company, respectively, in accordance with their terms, including taking all such actions and doing all such things as shall be reasonably necessary or advisable to enforce (other than against the Trustee) to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant to such agreement.

A-A-29

(b)	Changes to the Voting and Exchange Trust Agreement. The Company shall not agree to or otherwise give effect to any amendment to, or waiver or forgiveness (other than any waiver or forgiveness granted to the Trustee) of its rights or obligations under, the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(i)	adding to the covenants of any or all parties to the Voting and Exchange Trust Agreement provided that the board of directors of each of Anglo Teck, CallCo and the Company shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(ii)	evidencing the succession of Anglo Teck Successors and the covenants of and obligations assumed by each such Anglo Teck Successor in accordance with the provisions of Article 11 of the Voting and Exchange Trust Agreement;

(iii)	making such amendments or modifications not inconsistent with the Voting and Exchange Trust Agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the board of directors of each of Anglo Teck, CallCo and the Company and in the opinion of the Trustee it may be expedient to make, provided that each such board of directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(iv)	making such changes in or corrections to the Voting and Exchange Trust Agreement which, on the advice of counsel to Anglo Teck, CallCo, the Company and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the board of directors of each of Anglo Teck and CallCo, the Board of Directors and the Trustee shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

16.	Legend; Call Rights; Withholding Rights; Stamp Duty

(a)	Legend. The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors with respect to the Support Agreement, the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and automatic exchange thereunder), the Liquidation Call Right, the Redemption Call Right, and the Retraction Call Right.

(b)	Call Rights. Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, in each case, in favour of CallCo and Anglo Teck, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of CallCo and Anglo Teck as provided herein.

A-A-30

(c)	Withholding Rights. Notwithstanding anything to the contrary contained in these Exchangeable Share Provisions, Anglo Teck, CallCo, the Company and the Transfer Agent, and any other Person that has any withholding obligations with respect to any amount paid or deemed paid under these Exchangeable Share Provisions, shall be entitled to deduct and withhold from any dividend, distribution, return of capital, price or other consideration or amount otherwise payable under the Exchangeable Share Provisions to any holder of Exchangeable Shares such amounts as Anglo Teck, CallCo, the Company, the Transfer Agent or such other Person, as the case may be, is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Internal Revenue Code of 1986, as amended, United Kingdom tax laws, or any provision of any other federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that such amounts are so deducted, withheld and remitted to the relevant governmental authority, such amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any payment to a holder of Exchangeable Shares exceeds the cash portion of the consideration otherwise payable to such holder, Anglo Teck, CallCo, the Company and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Anglo Teck, CallCo, the Company or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Anglo Teck, CallCo, the Company or the Transfer Agent, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

(d)	Stamp Duty. Holders of Exchangeable Shares or Persons to whom Exchangeable Shares are issued or transferred (in each case other than Anglo Teck, its affiliates and the Depositary) shall be responsible for any and all stamp duty, stamp duty reserve tax and any other similar documentary, registration or transfer Taxes (plus any related interest and penalties) whether imposed in the United Kingdom or elsewhere (“Stamp Taxes”) payable in connection with the transfer or issuance of such Exchangeable Shares or their exchange for Anglo Teck Shares, and transferees of Anglo Teck Shares or Persons to whom Anglo Teck Shares are delivered (in each case other than Anglo Teck, its affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or delivery of such Anglo Teck Shares, in each case, whether arising as a result of a change of law or otherwise. In no event will Anglo Teck, CallCo, the Company or any of their respective affiliates or the Depositary be responsible for any such Stamp Taxes.

17.	Notices

(a)	Notices. Subject to applicable laws, any notice, request or other communication to be given to the Company by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by delivery to the registered office of the Company and addressed to the attention of the Secretary of the Company. Any such notice, request or other communication, if given by mail or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Company.

A-A-31

(b)	Certificates. Any presentation and surrender by a holder of Exchangeable Shares to the Company or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Company or the retraction or redemption of Exchangeable Shares shall be made by first class mail (postage prepaid) or by delivery to the registered office of the Company or to such office of the Transfer Agent as may be specified by the Company, in each case, addressed to the attention of the Secretary of the Company. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Company or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by first class mail (postage prepaid) shall be at the sole risk of the holder mailing the same.

(c)	Notice to Shareholders.

(i)	Subject to applicable laws, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Company shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Company or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Company pursuant thereto.

(ii)	In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, the Company shall make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Company or the Transfer Agent may give or cause to be given hereunder will be deemed to have been properly given and to have been received by holders of Exchangeable Shares if it is published once in the national edition of The Globe and Mail and in a daily newspaper of general circulation in the French language in the City of Montreal, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof will be made in the National Post or any other daily newspaper of general circulation published in the City of Toronto.

(iii)	Notwithstanding any other provisions of these Exchangeable Share Provisions, notices, other communications and deliveries need not be mailed if the Company determines that delivery thereof by mail may be delayed. Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as the Company has determined that delivery by mail will no longer be delayed. The Company will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 17(c). Such deliveries in such circumstances will constitute delivery to the Persons entitled thereto.

A-A-32

18.	Disclosure of Interests in Exchangeable Shares

The Company shall be entitled to require any holder of an Exchangeable Share or any Person who the Company knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to (a) confirm that fact, or (b) give such details as to who has an interest in such Exchangeable Share, in each case as would be required (if the Exchangeable Shares were a class of “equity securities” of the Company) under section 5.2 of National Instrument 62-104 Take-Over Bids and Issuer Bids or as would be required under the articles of association (or other applicable constating documents) of Anglo Teck, the Companies Act, or any applicable laws or regulations or pursuant to the rules or regulations of any regulatory authority or applicable stock exchange, if and only to the extent that the Exchangeable Shares were Anglo Teck Shares.

19.	No Fractional Anglo Teck Shares

A holder of an Exchangeable Share shall not be entitled to any fraction of an Anglo Teck Share upon the exchange, redemption or purchase of such holder’s Exchangeable Share pursuant to Articles 5, 7 or 8 and no such fractional interest shall be issued, transferred or delivered.

20.	Book-Based System

(a)	Subject to the provisions of Sections 20(b) and 20(c) of these Exchangeable Share Provisions and notwithstanding the provisions of Sections 1 through 19 of these Exchangeable Share Provisions, the Exchangeable Shares (or any of them) may be held by, or on behalf of, and, if such Exchangeable Shares are certificated, evidenced by a registered Global Certificate representing the aggregate number of such Exchangeable Shares held by, or on behalf of, the System Operator as custodian of such Exchangeable Shares for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers and surrenders of Exchangeable Shares held in such manner shall be made only through the Book-Based System. Subject to Section 20(c) of these Exchangeable Share Provisions, no beneficial (non-registered) holder of Exchangeable Shares shall receive a certificate or other instrument from the Company or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of Sections 1 through 19 of these Exchangeable Share Provisions, so long as the System Operator is the registered holder of any Exchangeable Shares:

(i)	the System Operator shall be considered the sole registered owner of such Exchangeable Shares for the purposes of receiving notices or payments on or in respect of such Exchangeable Shares;

(ii)	the Company, Anglo Teck or CallCo, as applicable, in connection with any liquidation, retraction, redemption or purchase of Exchangeable Shares pursuant to these Exchangeable Share Provisions, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of such Exchangeable Shares, the Exchangeable Share Consideration for the Exchangeable Shares against delivery to the Company’s account with the System Operator of such holders’ Exchangeable Shares;

A-A-33

(iii)	a Book-Entry Holder wishing to exercise the right of retraction must do so by instructing the Participant through which such Exchangeable Shares are held to deliver, on behalf of the Book-Entry Holder, all required documentation and instructions to the System Operator and the Company or the Transfer Agent, in accordance with the procedures established by the System Operator and the Company or the Transfer Agent from time to time; and

(iv)	any reference in these Exchangeable Share Provisions to the presentation and surrender of certificates shall, in the case of Exchangeable Shares held through the Book-Based System, be deemed to refer to compliance with the applicable procedures of the System Operator and the Company or the Transfer Agent for the transfer and retraction of such Exchangeable Shares.

(c)	If the Company determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Company is unable to locate a qualified successor or the Company elects, or is required by applicable law, to withdraw such Exchangeable Shares from the Book-Based System, then Sections 20(a) and 20(b) shall no longer be applicable to the Exchangeable Shares and the Company shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the Transfer Agent accompanied by registration instructions for re-registration, the Company shall execute and deliver Definitive Shares. The Company shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Company shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)	The provisions of Sections 1 through 19 of these Exchangeable Share Provisions and the exercise of rights of redemption or the Liquidation Call Right, the Redemption Call Right or the Retraction Call Right with respect to Exchangeable Shares are subject to the provisions of this Section 20 of these Exchangeable Share Provisions, and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this Section 20 of these Exchangeable Share Provisions shall prevail.

21.	Electronic Transfers

Notwithstanding any other right, privilege, restriction or condition attaching to the Exchangeable Shares, the Company, Anglo Teck, CallCo and the Transfer Agent may, at its option, make any payment, delivery or transfer due to registered holders of Exchangeable Shares by way of a wire or electronic transfer of funds or by way of the necessary transfers through the CREST, through the Book-Based System or other electronic transfers of Anglo Teck Shares, as applicable, to such holders. If a payment is made by way of a wire or electronic transfer of funds or if a payment, transfer or delivery of Anglo Teck Shares is made by way of CREST, through the Book-Based System or other electronic transfer, the paying, transferring or delivering party shall be responsible for any applicable charges or fees relating to the making of thereof. As soon as practicable following the determination by the Company, Anglo Teck, CallCo or the Transfer Agent, as applicable, that a payment is to be made by way of a wire or electronic transfer of funds, the Company shall provide a notice to the applicable registered holders of Exchangeable Shares at their respective addresses appearing on the books of the Company. Such notice shall request that each applicable registered holder of Exchangeable Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Company does not receive account particulars from a registered holder of Exchangeable Shares prior to the date such payment is to be made, the Company shall make the payment in the manner otherwise provided for in these Exchangeable Share Provisions. The making of a payment by way of a wire or electronic transfer of funds shall be deemed to constitute payment by the Company on the date thereof and shall satisfy and discharge all liabilities of the Company for such payment to the extent of the amount represented by such transfer or deposit.

A-A-34

22.	U.S. Holders

Notwithstanding any of the rights of holders of Exchangeable Shares set forth in these Exchangeable Share Provisions, no U.S. Holder of Exchangeable Shares may exercise its right in Section  7 to require the Company to redeem any of the Exchangeable Shares registered in the name of or beneficially held by such U.S. Holder, and none of Anglo Teck, the Company or CallCo shall be required to issue or deliver or cause to be delivered any Anglo Teck Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder, whether pursuant to Section  7, Section 8, the Retraction Call Right, the Redemption Call Right, the Liquidation Call Right or otherwise, unless the U.S. Registration Statement is effective and a U.S. Prospectus is available. In accordance with these Exchangeable Share Provisions, in the event of the exercise by Anglo Teck or CallCo of the Liquidation Call Right or the Redemption Call Right or a redemption by the Company pursuant to Section 8, any Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder shall remain outstanding until such time that the Exchangeable Share Consideration deliverable in respect of such Exchangeable Shares is delivered. For the avoidance of doubt, a U.S. Holder is permitted to receive and sell the Exchangeable Shares on the TSX in reliance on Rule 904 of Regulation S under the U.S. Securities Act.

23.	Certain Resale Restrictions

Unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, any Anglo Teck Shares issued or delivered to a non-U.S. Holder (whether as a registered or beneficial holder) in connection with a retraction or redemption of the Exchangeable Shares, the exercise by Anglo Teck or CallCo of any call rights herein, or the liquidation of the Company during the 40-day distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold over the New York Stock Exchange or otherwise into the United States, and on exchange a non-U.S. holder shall comply with this limitation on resale.

A-A-35

APPENDIX I

TO ANNEX A

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To:	ANGLO TECK PLC (“Anglo Teck”)
• (“CallCo”)
• (the “Company”)

This notice is given pursuant to Section  7 of the share provisions (the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares of the Company represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Share Provisions have the meanings ascribed to such words and expressions in such Exchangeable Share Provisions.

The undersigned hereby notifies the Company that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Company redeem in accordance with Section  7 of the Exchangeable Share Provisions: (select one)

☐            all share(s) represented by this certificate

☐            __________________ share(s) only represented by this certificate

The undersigned hereby acknowledges that the Retraction Date shall be the last Business Day of the calendar month during which this notice is received by the Company; provided however that if this notice is received by the Company on any of the last five (5) Business Days of a calendar month, the Retraction Date shall instead be the last Business Day of the next occurring calendar month.

The undersigned acknowledges the overriding Retraction Call Right of Anglo Teck and CallCo to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Anglo Teck or CallCo in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section  7(b) of the Exchangeable Share Provisions. If neither Anglo Teck nor CallCo exercise the Retraction Call Right, the Company will notify the undersigned of such fact as soon as possible. This Retraction Request, and this offer to sell the Retracted Shares to Anglo Teck or CallCo, may be revoked and withdrawn by the undersigned only by notice in writing given to the Company at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Company is unable to redeem all Retracted Shares, and provided that neither Anglo Teck nor CallCo has exercised the Retraction Call Right with respect to the Retracted Shares, the Retracted Shares will be automatically exchanged pursuant to the Voting and Exchange Trust Agreement so as to require Anglo Teck to purchase the unredeemed Retracted Shares.

The following certification assumes that the undersigned is either (i) the beneficial holder of the Retracted Shares (referred to as the “Beneficial Owner”), or (ii) holds the Retracted Shares on behalf of one or more Beneficial Owners. The undersigned hereby represents and warrants to Anglo Teck, CallCo and the Company that the Beneficial owner of the Retracted Shares: (select one)

☐            is

☐            is not

A-A-36

a resident of Canada for purposes of the Tax Act. THE UNDERSIGNED ACKNOWLEDGES THAT IN THE ABSENCE OF AN INDICATION THAT THE BENEFICIAL OWNER IS A RESIDENT OF CANADA, WITHHOLDING ON ACCOUNT OF CANADIAN TAX MAY BE MADE FROM AMOUNTS PAYABLE TO THE UNDERSIGNED ON THE REDEMPTION OR PURCHASE OF THE RETRACTED SHARES.

The undersigned hereby represents and warrants to Anglo Teck, CallCo and the Company that:

☐            no U.S. Holder is the registered owner of, or beneficial holder of, the Retracted Shares.

☐            a U.S. Holder is the registered owner of, or beneficial holder of, the Retracted Shares.

If the registered owner or any beneficial holder of the Retracted Shares is a U.S. Holder, the undersigned hereby acknowledges and agrees that, in accordance with Section  22 of the Exchangeable Share Provisions, it may not exercise its right in Section  7 to require the Company to redeem any of the Exchangeable Shares registered in the name of or beneficially held by such U.S. Holder, and none of Anglo Teck, the Company or CallCo is required to issue or deliver any Anglo Teck Shares in respect of the Retracted Shares unless the U.S. Registration Statement is effective and a U.S. Prospectus is available.

If the registered owner and all beneficial holders of the Retracted Shares are not U.S. Holders, the undersigned hereby acknowledges and agrees that in accordance with Section  23 of the Exchangeable Share Provisions, unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, the Anglo Teck shares to be issued or delivered to the undersigned with respect to the Retracted Shares may not be resold over the New York Stock Exchange or otherwise into the United States.

The undersigned hereby represents and warrants to Anglo Teck, CallCo and the Company that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Anglo Teck, CallCo or the Company, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐	Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which such certificates and cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

Note: This panel must be completed and this certificate, together with such additional documents and payments (including, without limitation, any applicable Stamp Taxes) as the Transfer Agent and the Company may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Company and the certificates for the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:      ______________________________

A-A-37

Name of Person in Whose Name Securities or Cheque(s)

Are to be Registered, Issued or Delivered (please print): ________________________________

Street Address or P.O. Box:

Signature of Shareholder:

City, Province and Postal Code:

Signature Guaranteed by:

Note: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Company represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Company, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

A-A-38

ANNEX B

TO THE PLAN OF ARRANGEMENT

PROVISIONS ATTACHING TO THE DEFERRED SHARES

The Deferred Shares shall have the following rights, privileges, restrictions and conditions (it being understood that all references to the “Company” in this Annex B shall be a reference to ExchangeCo, a corporation existing under the laws of Canada):

1.	Interpretation

(a)	Definitions. For the purposes of these Deferred Share Provisions:

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada, London, England, United Kingdom or Saint Helier, Jersey;

“Common Shares” means the common shares in the capital of the Company;

“Deferred Share Provisions” means the rights, privileges, restrictions and conditions set out herein; and

“Exchangeable Shares” means the exchangeable shares in the capital of the Company.

(b)	Interpretation Not Affected by Headings. The division of these Deferred Share Provisions into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Section” followed by a number and/or a letter refer to the specified section of these Deferred Share Provisions.

(c)	Number and Gender. In these Deferred Share Provision, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

(d)	Date of Any Action. If any date on which any action is required to be taken hereunder by any Person is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

(e)	Currency. In these Deferred Share Provisions, unless otherwise stated, all references to sums of money are expressed in United States dollars and “$” refers to United States dollars.

2.	Ranking of Deferred Shares

The Deferred Shares shall be entitled to a preference over the Common Shares, and any other shares ranking junior to the Deferred Shares, but shall be subordinated to the Exchangeable Shares, with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs as and to the extent provided in Section  4.

A-B-1

3.	Dividends and Distributions

The holders of the Deferred Shares shall not be entitled to receive, and the Board of Directors shall not declare, dividends or, except as set out in Section  4, any other distribution or return of capital on or in respect of the Deferred Shares.

4.	Liquidation

Subject to applicable laws, in the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs (whether voluntary or involuntary), the holder of the Deferred Shares shall be entitled to receive from the assets of the Company, before any distribution of any part of the assets of the Company among the holders of the Common Shares or any other shares ranking junior to the Deferred Shares, but after payment by the Company of any amount owing in respect of the Exchangeable Shares in accordance with their terms, an amount equal to $0.01.

5.	Voting Rights

The holders of the Deferred Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting.

A-B-2